
06010203

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Top Glove Corp. Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34922 FISCAL YEAR 8-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 1/12/06



WARDED
SO 9001

TOP GLOVE CORPORATION BERHAD (474423-X)

Incorporated in Malaysia under the Companies Act, 1965

The World's Largest Rubber Glove Manufacturer

ANNUAL REPORT 2005

For Financial Year Ended 31 August 2005

TOP GLOVE

Always Staying At The To

TOP GLOVE CORPORATION BERHAD

VISION

We strive to be the world's leading manufacturer with excellent quality glove products and services that enrich and protect human lives

MISSION

To be a world class glove manufacturer providing top quality products with excellent services through continuous improvement and innovation

CORPORATE VALUES

Global customer satisfaction
•
Do it right first time and every time
•
Integrity and total commitment
•
Excellence in quality and competitiveness
•
Environmental friendly and social responsibilities

QUALITY POLICY

Quality and productivity are our business
•
Continuous improvement and innovation are our duties
•
Towards zero defect is our target

The World's Largest Rubber Glove Manufacturer

ALWAYS STAYING AT THE TOP


TOP GLOVE CORPORATION BERHAD
The World's Largest
Rubber Glove Manufacturer
ANNUAL REPORT 2005
Always Staying At The Top

COVER RATIONALE

The cover highlights Top Glove as a globally renowned company with its product exported to over 170 countries. Year after year, the company still remained its identity as the world's largest rubber glove manufacturer.

With high-end technology and progressive R&D facilities positioned at each 11 factories throughout Malaysia, Thailand and China, Top Glove offers products at its best quality to its customers worldwide. All the facilities and manufacturing plants within Top Glove serve as a corporate group identity.


TOP GLOVE
AWARDED
ISO 9001

TOP GLOVE CORPORATION BERHAD





MALAYSIA THAILAND CHINA

CONTENTS 2005

Page No.




Majlis Penyampaian
Anugerah Industri Getah 2005
Lembaga Getah Malaysia
Oleh
YB Datuk Peter Chin Fah Kui
Menteri Perusahaan Perladangan & Komoditi
Khamis, 21 Julai 2005



Corporate Information

Board Of Directors

Dato' Dr. Lim, Wee-Chai
Executive Chairman/Managing Director

Tan Sri Datuk (Dr) Arshad Bin Ayub
Independent Non-Executive Director

Datin Tong Siew Bee
Executive Director

Haji Shahadan Bin Haji Abd Manas
Executive Director

Lim Hooi Sin
Executive Director

Sekarajasekaran a/l Arasaratnam
Independent Non-Executive Director

Lau Boon Ann
Non-Executive Director

Quah Chin Chye
Independent Non-Executive Director

Lee Kim Meow
Executive Director and Alternate Director to Lim Hooi Sin

Registered Office

Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur,
Malaysia
Tel : 03-2084 9000
Fax : 03-2094 9940/2095 0292

Corporate Office

Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru
41050 Klang, Selangor D.E. Malaysia
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) tgmed@po.jaring.my
(iii) topg@po.jaring.my
Websites : www.topglove.com.my
http://topglove.asiaep.com

Company Secretary

Chua Siew Chuan
(MAICSA No: 0777689)

Registrar

Securities Services (Holdings) Sdn Bhd
Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur,
Malaysia
Tel : 03-2084 9000
Fax : 03-2094 9940 / 2095 0292

Auditor

Ernst & Young
Chartered Accountants
Lot 1, 6th Floor
Menara Pertam, Jalan BBP 2
Taman Batu Berendam Putra
Batu Berendam
75350 Melaka, Malaysia

Stock Exchange Listing

Main Board of Bursa
Malaysia Securities Berhad
Stock Code: 7113
Stock Name: TOPGLOV

Principal Bankers

- HSBC Bank Malaysia Berhad
- EON Bank Berhad
- Public Bank Berhad
- Malayan Banking Berhad
- OCBC Bank (M) Berhad
- Thai Military Bank Public Company Limited
- KBC Bank N. V.
- China Construction Bank
- UOB Radanasin Bank Public Company Limited

Solicitors

Soo Thien Ming & Nashrah
No. 45-47, 1st Floor,
Jalan Kapar, 41400 Klang
Selangor Darul Ehsan, Malaysia

Ranjit, Ooi & Robert Low
No. 53, Jalan Maarof, Bangsar
59000 Kuala Lumpur, Malaysia

Yong Dan Rakan-Rakan
No. 39-1, 1st Floor,
Jalan Tiara 2B, Bandar Baru Klang,
41150 Klang,
Selangor Darul Ehsan, Malaysia

Corporate Structure


TOP GLOVE

100%
TG Medical (USA) Inc.


TOP GLOVE

100%
Great Glove Sdn Bhd


TOP GLOVE

AWARDED
ISO 9001

TOP GLOVE CORPORATION BERHAD
Incorporated in Malaysia under the Companies Act, 1965


TOP GLOVE

100%
Top Glove Sdn Bhd



100%
Top Glove Medical (Thailand) Co Ltd - Thailand



74%
Great Glove (Thailand) Co Ltd - Thailand



100%
Top Glove International Sdn Bhd - Malaysia



100%
Top Glove Technology Sdn Bhd - Malaysia



100%
Top Glove (Zhangjiagang) Co Ltd - China



100%
Great Glove (Xinghua) Co Ltd - China


TOP GLOVE

100%
TG Medical Sdn Bhd


TOP GLOVE

100%
Top Glove Engineering Sdn Bhd

Eight-Year Group Financial Review

Financial Year Ended

Group	31.8.1998* (RM,000)	31.8.1999* (RM,000)	31.8.2000* (RM,000)	31.8.2001 (RM,000)	31.8.2002 (RM,000)	31.8.2003 (RM,000)	31.8.2004 (RM,000)	31.8.2005 (RM,000)
Turnover	48,493	70,198	103,161	138,862	180,202	265,089	418,133	641,827
Earning Before Interest, Depreciation & Taxation	10,757	12,790	17,198	23,865	27,058	39,455	60,638	89,191
Profit Before Taxation	8,131	10,137	12,636	17,217	20,186	29,264	45,190	65,745
Taxation	1,059	313	1,012	1,312	2,213	3,547	5,246	7,568
Profit After Taxation & Minority Interests	7,072	9,824	11,624	15,902	18,059	25,259	39,534	58,141
Net Tangible Assets	20,797	30,228	41,849	93,170	109,137	130,571	156,172	209,479
Gross Earnings Per Share (RM)	0.31	0.38	0.48	0.31	0.31	0.32	0.49	0.35✦
Net Earnings Per Share (RM)	0.27	0.37	0.44	0.29	0.28	0.27	0.43	0.31✦
Gross Dividend Rate (%)	1.51	1.58	-	8.00	6.00	12.00	14.00	16.00
Net Dividend Rate (%)	1.08	1.58	-	8.00	4.32	10.32	13.16	14.88
Net Tangible Assets Per Share (RM)	0.78	1.14	1.57	1.86	1.68	1.42	1.68	1.11✦
Number of Shares in Issue	26,575	26,575	26,575	50,000	65,000	92,197	93,059	188,639✦
Share Price	-	-	-	1.80	2.21	3.96	7.25	4.92✦
Market Capitalisation	-	-	-	90,000	143,650	365,100	674,678	928,104✦

Turnover
(RM'000)
641,827
418,133
265,089
180,202
138,862
103,161
70,198
48,493
1998* 1999* 2000* 2001 2002 2003 2004 2005

Profit Before Taxation
(RM'000)
65,745
45,190
29,264
20,186
17,217
12,636
10,137
8,131
1998* 1999* 2000* 2001 2002 2003 2004 2005

Profit After Taxation & Minority Interests
(RM'000)
58,141
39,534
25,259
18,059
15,902
11,624
9,824
7,072
1998* 1999* 2000* 2001 2002 2003 2004 2005

✦ The figures are based on the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares of RM0.50 each which was completed on February 2005.

* The figures for financial years ended 31 August 1998, 1999 and 2000 are prepared based on a proforma consolidated basis for illustrative purpose only, based on the assumption that current structure of the Group has been in existence throughout the financial years under review.

The number of shares for financial years 1998, 1999 and 2000 was based on the issued and paid-up share capital of 26,575,213 ordinary shares before the rights issue and public issue.

Quality Awards & Certifications



ISO 9002
Quality System
TÜV
PRODUCT SERVICE
Germany
CE
Europe
TSE
Turkey
CGSB
Canada
CE
0120
Europe
SMG
Malaysia
MDL Health
Canada
UKAS
HACCP
:CE : 1994 1997 1998 1998 1999 1999 2001 2004 2005





:CE : 1991 1997 1998 1998 1998 1999 1999 2002 2004
FDA
REGISTERED
U.S.A
TGA
Australia
NF
CONTROLE PAR LINE MEDICAL
France
Instytut
Lekow
Poland
Enterprise
Celebrating Malaysia Enterprising Spirit
SATRA
0321
U.K.
ADA
ACCEPTED
American Dental Association
U.S.A
ISO 9001
Malaysia
SGS,UK
Food Conformance
Certificate



THE WORLD IS OUR MARKET

Top Glove's products are recognised all over the world for its quality and consistency. The Company's export markets cover all continents around the globe.



NORTH AMERICA
EUROPE
ASIA
MIDDLE EAST
LATIN AMERICA
AFRICA
OCEANIA



Exports to 170 Countries Worldwide

The World Is Our Market

Exports to 170 Countries Worldwide

Europe



- Albania
- Armenia
- Azerbaijan
- Belgium
- Bulgaria
- Croatia
- Czech Republic
- Estonia
- France
- Germany
- Hungary
- Ireland
- Kosovo
- Lithuania
- Macedonia, FYR
- Moldova
- Northern Ireland
- Poland
- Romania
- Slovakia
- Spain
- Switzerland
- Ukraine
- Yugoslavia
- Andorra
- Austria
- Belarus
- Bosnia Herzegovina
- Canary Islands
- Cyprus
- Denmark
- Finland
- Georgia
- Greece
- Iceland
- Italy
- Latvia
- Luxembourg
- Malta
- Netherlands
- Norway
- Portugal
- Russia
- Slovenia
- Sweden
- Turkey
- United Kingdom

Africa



- Algeria
- Benin
- Burkina Faso
- Cameroon
- Central African Republic
- Congo
- Ethiopia
- Gambia
- Guinea
- Kenya
- Libya
- Malawi
- Morocco
- Namibia
- Nigeria
- Senegal
- Somalia
- Sudan
- Tanzania
- Tunisia
- Zambia
- Angola
- Botswana
- Burundi
- Cape Verde
- Chad
- Eritrea
- Gabon
- Ghana
- Ivory Coast
- Liberia
- Madagascar
- Mauritius
- Mozambique
- Niger
- Rwanda
- Sierra Leone
- South Africa
- Swaziland
- Togo
- Uganda
- Zimbabwe

North America



- Canada
- Puerto Rico
- USA

Oceania



- Australia
- Fiji
- Guam
- New Zealand
- Papua New Guinea
- Samoa
- Solomon Islands
- Vanuatu

Latin America



- Argentina
- Barbados
- Bolivia
- Chile
- Costa Rica
- Dominica
- Ecuador
- French Guiana
- Guatemala
- Haiti
- Jamaica
- Nicaragua
- Paraguay
- Suriname
- Uruguay
- Bahamas
- Belize
- Brazil
- Colombia
- Cuba
- Dominican Republic
- El Salvador
- Grenada
- Guyana
- Honduras
- Mexico
- Panama
- Peru
- Trinidad / Tobago
- Venezuela

Asia



- Afghanistan
- Bhutan
- Cambodia
- Hong Kong
- Indonesia
- Kazakhstan
- Laos
- Mongolia
- Nepal
- Philippines
- Sri Lanka
- Thailand
- Vietnam
- Bangladesh
- Brunei
- China
- India
- Japan
- Korea
- Macau
- Myanmar
- Pakistan
- Singapore
- Taiwan
- Uzbekistan

Middle East



- Bahrain
- Egypt
- Iran
- Iraq
- Israel
- Jordan
- Kuwait
- Lebanon
- Oman
- Palestine
- Qatar
- Saudi Arabia
- Syria
- UAE
- Yemen

Our Share Performance

Top Glove's Share Price Movement

(Share Prices prior to 16 Feb 05 adjusted in relation to the Share Split Exercise)



RM 5.10 on
27th Oct 2005
Share Price (RM)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
Nov-03
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Oct-05
Month-Year

- For comparative purpose, the share price of Top Glove has been adjusted to reflect the subdivision of shares from one ordinary share of RM 1.00 to two ordinary shares of RM0.50 each on 16 Feb 2005.

Performance Of Top Glove's Share Price v.s. Bursa Malaysia's Composite Index

(From March 2001 to October 2005)



+900%
on 27th Oct 2005
at RM5.10
+36% on
27th Oct 2005
Percentage
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
Nov-03
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Oct-05
Month-Year

Between the periods of March 2001 to October 2005, the Top Glove Share price gained an appreciation of 900% as at 27th October 2005 compared to the Composite Index of 36% within the same period.

Board of Directors



1. **DATO' DR. LIM, WEE-CHAI**
   Executive Chairman / Managing Director
2. **DATIN TONG SIEW BEE**
   Executive Director
3. **TAN SRI DATUK (DR)ARSHAD BIN AYUB**
   Independent Non-Executive Director
4. **HAJI SHAHADAN BIN HAJI ABD MANAS**
   Executive Director
5. **LIM HOOI SIN**
   Executive Director
6. **SEKARAJASEKARAN A/L ARASARATNAM**
   Independent Non-Executive Director
7. **LAU BOON ANN**
   Non-Executive Director
8. **QUAH CHIN CHYE**
   Independent Non-Executive Director
9. **LEE KIM MEOW**
   Executive Director & Alternate Director to Lim Hooi Sin


5
7
8
9
4
6
2
1
3


MARK

Dato' Dr. Lim, Wee-Cha

Executive Chairman / Managing Directo

Aged 47, a Malaysian citizen, was appointed as the Executive Chairman and Managing Director of Top Glove Corporation Berhad on 4 September 2000. He is also the founder of the Top Glove Group of Companies. The Group was established in 1991 and was listed on the Kuala Lumpur Stock Exchange (KLSE) on 27 March 2001.

He obtained a Bachelor of Science Degree with Honours in Physics in 1982 from University Malaya and a Master of Business Administration in 1985 from Sul Ross State University in Texas, USA. He also earned his Doctorate in Business Administration from the Irish International University, London in 2001 and later was awarded with the Fellow Membership of the Business Management Association, UK in September 2001.

Dato' Dr Lim brings a wealth of experience in the marketing of consumers products whilst he was the Sales Manager of a subsidiary company of OYL Industries Bhd., a company listed on Bursa Malaysia Securities Bhd. In 1991, he set up Top Glove Sdn Bhd, his own glove manufacturing and trading business with only one factory and has expanded this business to eleven (11) glove factories as at August 2005. He has more than 20 years of experience in the rubber and latex manufacturing business.

He served as the President (1997 to 1999) of the Malaysian Rubber Glove Manufacturers' Association (MARGMA), prior to this; he was also the Vice-President, Treasurer, Honorary Secretary for the past seven (7) years in this association. In 1998 and 1999, he was the Director of the Association of Malaysia Medical Industries (AMMI). In 1998 and 1999 he was the Board member of the Malaysia Rubber Board.

In December 4th, 2004, Dato' Dr Lim, Wee-Chai was named and awarded the highly prestigious accolade, Master Entrepreneur of The Year 2004, by Ernst and Young. This award was presented by Prime Minister of Malaysia, Y.A.B. Dato' Seri Abdullah bin Hj. Ahmad Badawi. With this award, Dato' Dr Lim represented Malaysia in Monte Carlo, Monaco for the World Entrepreneur of The Year contest on 28th May 2005.

His business philosophies for the company are:-

i) We work for our Customers;
ii) We take care of the interests of our Shareholders;
iii) We ensure that our Employees continue to contribute positively to the Company & we take good care of the well-being of our Employees and
iv) We work closely with our Bankers, Suppliers, Business Associates and Friends.

Dato' Dr Lim does not hold any directorship in other public corporations. He has no convictions for offences within the past ten years. Dato' Dr Lim, Wee-Chai is the husband of Datin Tong Siew Bee and brother of Mr Lim Hooi Sin. He has no conflict of interest with the company.



Tan Sri Datuk (Dr) Arshad Ayub

Independent Non-Executive Director

Aged 77, a Malaysian citizen, was appointed as an Independent Non-Executive Director of Top Glove Group on 4th September 2000.

He graduated with a Diploma in Agriculture from College of Agriculture, Serdang, Selangor in 1954 and later obtained a Bachelor of Science (Hones) Economics and Statistics from University of Wales, Aberystwyth, United Kingdom in 1958. In 1964, he obtained a postgraduate Diploma in Business Administration from Management Development Institute (IMEDE), Lausanne, Switzerland.

He has vast experience having served as a member of numerous bodies in the fields of education, economic planning, finance, regional development, agriculture and science. He was the first Director of Institute Teknologi Mara from 1965 to 1975. He held senior positions with various Ministries in the Malaysian Government, from 1951 to 1983, including his appointment as Deputy Governor of Bank Negara Malaysia from 1975 to 1977, and Deputy Director General of Economic Planning Unit, Prime Minister's Department. He currently serves as Chairman of Malaysia Rubber Export Promotion Council, President of Malaysia Rubber Products Manufacturers Association and a Member of Lembaga Getah Malaysia (LGM). He was a member of Harun's Salary Commission for Statutory Bodies and Local Government.

He is currently a Chairman of Audrey International (M) Bhd.,Tomypak Holdings Bhd and a Director of Kulim Malaysia Bhd., Sindora Bhd., KPJ Healthcare Bhd., Rumpun Hijau Capital Bhd. and Malayan Flour Mills Bhd. He is a Chairman of council of the University of Malaya and a council member of Maktab Kerjasama Malaysia. He also sits on the Boards of Pelaburan Johor Bhd, Bata Sdn. Bhd., PFM Capital Holdings Sdn. Bhd., CSR Building Materials Sdn. Bhd., Nakagawa Rubber Industries Sdn. Bhd. and Zalaraz Sdn. Bhd.

Tan Sri Datuk (Dr) Arshad Ayub does not have any family relationship with any other Director and/ or major shareholder of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.



Datin Tong Siew Bee

Executive Director

Aged 47, a Malaysian citizen, was appointed to the Board of Directors on 4th September 2000. Prior to that, she was the director and the co-founder of Top Glove Sdn. Bhd.

She graduated with a Bachelor of Science Degree with Honours in Computer Science from University Sains Malaysia in Penang in 1983 and later obtained her Master of Business Administration from Sul Ross State University, Texas, USA in 1985.

She is responsible for the Information Technology Department, Human Resource Department and the general administration for the Top Glove Group of Companies. Prior to this, she was working in the banking industry in the information technology field for more than 10 years. She was formerly attached to United Overseas Bank Berhad and Utama Bank Berhad.

Datin Tong Siew Bee does not have any directorships in other public corporations. She has no convictions of offences within the past ten years.

Tong Siew Bee is the wife of Dato' Dr. Lim, Wee-Chai and sister-in-law of Mr. Lim Hooi Sin. She has no conflict of interest with the Company. She has no convictions for offences within the past ten years.

Profile of Directors



Lim Hooi Si

Executive Directo

Aged 43, a Malaysian citizen and was appointed to the Board of Top Glove since 4th September 2000.

He obtained his Bachelor of Science Degree in Management Science from Oklahoma State University, USA in 1985, Master of Business Administration Degree from Arizona State University, USA in 1986 and Charter Financial Consultant Diploma from American College, PA, USA in 1990.

He is a resident of the United States and has spent 14 years of his career with MetLife Financial Services (one of the largest insurance & financial services company in the US). Prior to this posting, he was a Management Trainee, Associate Brand Manager, Regional Marketing Specialist, Agency Director and Director of Asian Market. His experience includes product development, marketing, recruiting, training and supervision of a large highly productive sales force.

In April 2001, he was appointed Vice President o TG Medical USA, Inc and as a director since i was founded in 1994. Later, he was promoted t Executive Vice President. He has vas experiences in the United States glove market.

Lim Hooi Sin does not have any directorships i other public corporations. He has no conviction of offences within the past ten years.

Lim Hooi Sin does not have any majo shareholdings and directorships in other publi corporations. Lim Hooi Sin is the brother of Dato Dr. Lim, Wee-Chai and brother-in-law of Datin Tong Siew Bee. He has no conflict of interest with the Company. He has no convictions for offence within the past ten years.



Haji Shahadan Bin Haji Abd. Manas

Executive Director

Aged 70, a Malaysian citizen, Haji Shahadan is the Human Resource Director who joined Top Glove Sdn. Bhd. on 10th June 1996, and was appointed to the Board of Top Glove on 4 September 2000. He graduated with a Bachelor of Arts Degree from University Malaya in 1962 and obtained his Diploma in Public Administration (Australia) in 1968.

He commenced his career in the Government Sector, as Assistant Secretary (Admin) in the Ministry of Works, Posts & Telekom from 1963 to 1966, Assistant Secretary (Finance) in the Ministry of National & Rural Development from 1967 to 1969. He served as District Officer and President of the District Councils of Rembau, Tampin and Port Dickson consecutively from 1970 to 1979. From 1980 to 1985, he was the Director General of the Department of Community Development in the Ministry of National & Rural Development. He was the Director of Land Administration and Management from 1986 to 1990. In 1991, he left to join a Dutch construction company, namely Ballast Nedam (M) Sdn. Bhd, as the Public Affairs Advisor until 1995. In 1996, he joined Top Glove Sdn. Bhd. as its Group Human Resource Director.

Haji Shahadan Bin Haji Abd. Manas does not have any directorships in other public corporations. He has no convictions of offences within the past ten years.

Haji Shahadan Bin Haji Abd Manas does not have any family relationship with any other Director and/ or major shareholder of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.

Profile of Directors



Sekarajasekaran a/l Arasaratnam

Independent Non-Executive Director

Aged 77, a Malaysian citizen, was appointed as an Independent Non-Executive Director of Top Glove on 4th September 2000.

He obtained a Diploma in Civil Engineering in 1951 from Technical College, Kuala Lumpur. In 1960, he passed the Membership Examination of the Institution of Civil Engineers (ICE), United Kingdom. Subsequently, he graduated with a Diploma in Public Health Engineering from the Imperial College of Science & Technology, United Kingdom in 1968.

From 1951, he was with the Public Works Department as the Technical Assistant of Waterworks until 1959, thereafter as Assistant Resident Engineer, Executive Engineer and Waterworks Engineer from 1960 to 1966. He joined the Ministry of Health in 1968 as a Senior Public Health Engineer and was promoted to Chief Public Health Engineer in 1972. In 1980, he was the Director of Engineering Services, a position he held until 1983.

Presently, he is the President of Erinco Sdn. Bhd., a company active in various fields of environmental engineering. His wealth of knowledge gathered from over 50 years of work experience in environmental engineering, environmental related studies, design and implementation of environmental engineering projects in Malaysia and Overseas make him a much sought out Consultant.

He is also a Fellow of the Institution of Engineers Malaysia, Member of the Institution of Civil Engineers, United Kingdom, Member of the Chartered Institution of Water and Environmental Management, United Kingdom, Member of the American Society of Civil Engineers and Member of the Association of Consulting Engineers Malaysia.

Sekarajasekaran a/l Arasaratnam does not have any directorships in other public corporations. He has no convictions of offences within the past ten years.

Sekarajasekaran a/l Arasaratnam does not have any family relationship with any other Director and/or any major shareholder of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.



Lau Boon Ann

Non-Executive Director

Aged 50, is a Malaysian and was appointed to the Board of Directors as a Non-Executive Director of Top Glove on 4th September 2000.

He achieved his Diploma in Administrative Management, Organisation and Methods, and Diploma in Marketing in United Kingdom in 1980 and later pursues his Post Graduate Diploma in Management studies. He obtained his Master in Business Analysis degree in 1981 from Lancaster University, United Kingdom.

He started his career as a Corporate Planner in 1981 and also he was also involved in Management Consultancy and Marketing Manager for various property companies.

In August 1988, he was instrumented in the setting up of Top Glove's Factory 1, which was subsequently leased to Top Glove Sdn. Bhd. He returned to serve as an Assistant General Manager with Arab Malaysian Development Bhd. from 1990 to 1996 and is presently involved in the real estate and property development sector.

Lau Boon Ann does not have any directorships in other public corporations. He has no convictions of offences within the past ten years.

Lau Boon Ann does not have any family relationship with any other Director and/ or major shareholder of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.

Profile of Directors



Lee Kim Meov

Executive Director and Alternate Director to Lim Hooi Si

Aged 46, a Malaysian, was appointed as an Executive Director of Top Glove Corporation Bhd. on 15th October 2003.

He obtained his Bachelor of Commerce Degree from the University of New South Wales, Australia in 1982 majoring in Accounting, Finance and Information System. Upon his graduation, he worked for OCBC Finance Bhd, the finance subsidiary of OCBC Bank Bhd and subsequently with Asia Commercial Finance Bhd in 1988. In 1991, he obtained his Bachelor of Law Degree from the University of London (External Degree).

He has more than twelve years of experience in the marketing of financial services and credit control operations in the finance industry during his employment with OCBC Finance Bhd and Asia Commercial Finance Bhd. He was the Branch Manager at Asia Commercial Finance (M) Bhd in early 1996 before he was promoted as the Personal Assistant to the Group Executive Director of the Lion Group, entrusted with the responsibility of overseeing the manufacturing, trading and financial service under the Group's operation.

He left in 1997 to join Top Glove as the Genera Manager in charge of the marketing an promotion of the company's products to more tha 170 countries worldwide. He is actively involve in the local Malaysian Rubber Glov Manufacturers' Association (MARGMA) and th regional Asean Rubber Glove Manufacturers Association (ARGMA). He is also a Boar Member of the Malaysian Rubber Expor Promotion Council (MREPC).

Lee Kim Meow does not have any directorship in other public corporations. He has no convic tions of offences within the past ten years.

Lee Kim Meow does not have any famil relationship with any other Director and/or majo shareholder of the Company and has no conflic of interest with the Company. He has n convictions for offences within the past ten years



Quah Chin Chye

Independent Non-Executive Directo

Aged 51, is a Malaysian citizen and was appointed to the Board of Directors as an Independent Non-Executive Director of Top Glove on 28th December 2001. He was redesignated as Senior Independent Non-Executive Director on 3 November 2003.

He is a fellow of the Chartered Institute of Management Accountants (CIMA), United Kingdom and also a member of the Malaysian Institute of Accountants. He is also a member of the Chartered Institute of Marketing, United Kingdom. Mr. Quah gained vast experience having worked more than 10 years with both the American and British multi-national companies holding various senior management positions.

He sits on the Board of several private limited companies. Prior to this, he was with another diversified group listed on the Main Board of Bursa Malaysia for approximately six years.

Quah Chin Chye does not have any directorships in other public corporations. He has no convictions of offences within the past ten years.

Quah Chin Chye does not have any family relationship with any other Director and/ or major shareholder of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.

Management Team


THE WORLD IS OUR MARKET

FROM LEFT TO RIGHT

Front Row Sitting

1. Thomas Petermoeller
2. Danny Ong
3. Jeff Lee
4. KM Lee
5. David Lim
6. Dato' Dr. Lim, Wee-Chai
7. Datin Tong Siew Bee
8. Haji Shahadan Bin Haji Abdul Manas
9. Wu Kin Yeap
10. Ken Soo
11. Puon Tuck Seng
12. Audie Seow

Middle Row

1. Terence Lee
2. Lim Wee Meng
3. Manmeet Singh
4. Kelvin Yong
5. Noraziah Mahmud
6. Looi Guat Kian
7. Wendy Yeoh
8. Chew Yoke Moi
9. Shanti A/P Muniady
10. Chee Ban Tuck

Last Row

1. Lim Cheong Guan
2. Wong Chong Ban
3. Koo Sing Huat
4. Khoo Chee Peng
5. Hue Kon Fah
6. Philip Thomas
7. Lew Sin Chiang
8. Nagappen S/O Kumarasamy

Executive *Chairman's* Statement

'Top Glove's directions are clearly mapped
out to stay focused on robust and dynamic growth for the coming years.
To stay ahead in the global business arena, all departments must be well
trained and must excel in their areas of expertise consistently.
This is the only way the business can continue to grow in these challenging times.
I am happy to inform that Top Glove has all the positive attributes and has positioned
itself very well in the glove industry by adopting an excellent teamwork culture,
aggressive marketing in establishing
good partnerships round the world and placing a lot of emphasis on continuous
Research & Development (R& D) efforts that have enable us to be highly productive
and cost effective in producing quality gloves for our customers in more than
170 countries worldwide.'

Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director
Top Glove Corporation Bhd.

Dear Stakeholder,
Year after year our mission statement has guided us in our continued efforts in improving our operation and building a company that would deliver value to our shareholders. Today, we remained focus on our strategic aspiration to maintain our position as the number one premier glove manufacturer and exporter in the world.

Brief Overview

The year 2005 has been an exciting and challenging year for Top Glove in particular and the glove industry as a whole. Despite the unprecedented hike in the prices of raw materials and crude oil, the Group has managed to continue to register uninterrupted revenue and profit growth, a tradition the Group has maintained for the past decade. To strengthen our position further, Top Glove will continue its aggressive capacity expansion to capture a bigger share of the global glove market, which is anticipated to grow at an enormous rate contributed by, amongst others, the increasing standards in health awareness among consumers and the emergence of new viruses.

Top Glove's directions are clearly mapped out to stay focused on robust and dynamic growth for the coming years. To stay ahead in the global business arena, all departments must be well trained and must excel in their areas of expertise consistently. This is the only way the business can continue to grow in these challenging times. I am happy to inform that Top Glove has all the positive attributes and has positioned itself very well in the glove industry by adopting an excellent teamwork culture, aggressive marketing in establishing good partnerships round the world and placing a lot of emphasis on continuous Research & Development (R& D) efforts that have enabled us to be highly productive and cost effective in producing quality gloves for our customers in more than 170 countries worldwide. This initiatives not only drive growth and reduce costs, but more importantly, are in place to prepare us to face future challenges with confidence.


THE WORLD IS OUR MA
NORTH
ATLANTIC
OCEAN

Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director

As in October 2005, the Group is supported by 11 modern glove manufacturing plants strategically located in Malaysia, Thailand and China with a commendable production capacity of about 1.3 billion pieces of gloves per month or about 15.3 billion pieces of gloves per year (and still increasing) from our 183 highly efficient glove lines. The Group will continue to excel through its recipe of prudence, resilience and innovation in continuously improving its quality, manufacturing process, product range and standards. By December 2005, Top Glove will have 12 plants in operation with a total of 200 efficient glove production lines with a production capacity of 18 billion pieces of glove per annum.

At this point, I am also very pleased to inform that we have the technology to produce high quality gloves at the most optimum cost. Some of our latest plants are supported by the state-of-the-art production lines which are specifically built to operate at higher speeds to churn out more gloves without compromising on the quality of the gloves.


KPMG
Shareholder Value Award
Tun Abdul
of Malaysia

The tag that an established brokerage firm placed on Top Glove, "a giant which is growing like a start-up' reflects the companys' vibrant and impressive growth impetus. The latest operating profit of our China PVC or vinyl plant showed an impressive and commendable quarter to quarter growth of 130%. This is truly an achievement to be reckoned with. In the pipeline is to invest in another plant in China which not only produces PVC or vinyl gloves but also Polyethylene Gloves or PE gloves which are highly sought after in the food and other industrial related sectors. On the local front, Top Glove will continue to expand our production capacity in Klang.

Despite the intense hike in latex and crude oil prices, Top Glove continues to stand firm in moving on and progressing in the market by having a tight reign and control over its operation costs through its highly cost efficient production lines. Top Glove has learned to manage the increase in the cost of raw materials well by getting its customers to share in the cost increases.


TOP GLOVE

Our customers are responding positively to our very fair and reasonable price revisions when the price of raw materials increases. However when the price of raw materials reduces, we have also reciprocated accordingly. These moves have indirectly further strengthened our excellent rapport with all our customers.

The success of the Company continues to be driven by its business philosophies:-

1) We work for our Customers;
2) We take care of the interests of our Shareholders;
3) We ensure that our Employees continue to contribute positively to the Company & we take good care of the well-being of our Employees; and
4) We work closely with our Bankers, Suppliers, Business Associated and Friends.


TOP GLOVE

Moving forward, with Top Glove's strong financial footing and its determination to grow aggresively, we will be able to carry out our strategic measures successfully resulting in another step closer to capturing 25% of the world's market by 2007.

Team Work

Indeed, Top Glove's continuous successes are mainly attributed to the relentless effort of the management team and our employees who have demonstrated a high level of commitment, expertise and ownership in being team players in the Company. I am proud to say that we have a strong marketing and production team that has worked hard to serve our 650-over strong customer base and playing an important role to export our high quality gloves to more than 170 countries in the world. Their determination and strong will has brought Top Glove to another level of success in meeting customers' satisfaction.

Having said the above, I firmly believe that Top Glove's strength lies in its strong teamwork, knowledge coupled with accurate information and good interdepartmental communications. Imparting good knowledge and continuously training our staff are key determining factors to have a dynamic company like Top Glove. It can come from the whole ecosystem of the business, staff, factory worker, suppliers and customers.

'ear to Year Comparison (12 months)


SALES REVENUE
RM642 million
+54%
RM418.1 million
2004
2005


NET PROFIT
RM58 million
+47%
RM39.5 million
2004
2005


EARNINGS PER SHARE
31 sen
+48%
21 sen
2004
2005


RETURN ON EQUITY
27%
+13%
24%
2004
2005

The Group has worked diligently to increase the efficiency of its operations and improve productivity via the adoption of new technology and computerization and I must say that all these relentless efforts have been well rewarded.

We believe that the employees are our most valuable asset. With this, we are building a 'knowledge' and an "innovation" company, hence continuous training and development remain crucial for all our employees.

Accolades and Accreditations

Top Glove was a winner for Finance Asia's Annual Regional Best Managed Companies 2005 award with market capitalization of up to US$1 billion which is applicable to about 960 listed companies out of the approximately 1000 companies that are listed on the Malaysian Stock Exchange, namely Bursa Malaysia Securities Berhad. The results were based on the regional investor poll, which consists of large regional institutional investors and boutique fund managers. The Finance Asia group CEO, Mr. Foster Wright from Hong Kong, presented the award to Top Glove at the Mandarin Oriental Hotel Kuala Lumpur on 4 May 2005

In recognition of its contribution to the Malaysian rubber industry, Top Glove was also awarded with the Anugerah Industri Getah 2005 (Rubber Industry Award 2005) under the category of Big Factory for Latex Products by Lembaga Getah Malaysia (The Malaysia Rubber Board) at a recent Award Presentation Night by the Board in Kuala Lumpur.

Last but not least, one of the most memorable achievements for me in 2005 was the privilege to represent Malaysia in the prestigious World Entrepreneur of the Year award by Ernst & Young in Monte Carlo, Monaco. Some 34 finest entrepreneurs from around the world converged in this worldwide event to honor entrepreneurs who have created and sustained successful, growing business ventures.

With good teamwork which contributed to Top Glove's resilient and strong performance, I am happy to receive the 4th Asia Pacific/Malaysia e-Entrepreneur Excellence Award 2005 under the category of Excellence Leadership by the Entrepreneur Development Association on behalf of all my staff. Then again in the month of September 2005, Top Glove has also won The Enterprise 50 Award by Ministry of International Trade and Industry for the eighth year in a row since 1998 reflecting a healthy and dynamic company.

Group Performance

For the financial year ended 31 August 2005, the Group continued to achieve another year of remarkable revenue growth of 54 % to RM 641.83 million, from RM418.13 million in 2004. The growth was mainly attributed to the continued increase in customer base globally and unrelenting expansion undertaken by the Group to increase its production capacity.

In line with the above, the Group continued to turn in record profits for 2005. Pre-tax of RM 65.75 million represented an increase of 45% over the previous record pre-tax profit of RM 45.19 million achieved in 2004 whilst net profit for the year under review of RM 58.14 million was also 47% higher than the RM 39.54 million achieved in 2004. Earnings per share improved to 31 sen from 21 sen in 2004 which was adjusted to reflect the subdivision of shares that was completed in February 2005. Return on equity continued to improve to 27 % as compared to 24 % in 2004.


641,827
418,133
265,089
180,202
31/08/2002
31/08/2003
31/08/2004
31/08/2005

Growth in Turnover
(inRM'000)

Total assets of the Top Glove Group increased from RM 315.4 million as at the August 2004 to RM506.5 million in August 2005, an increase of 61%, a reflection of the Group increase in asset base.

Dividends

In line with the favorable results, the Board of Directors is pleased to recommend a final dividend of 6% (tax exempt) amounting RM5.7 million and a 4% (with tax 28%) amounting to RM2.7 million for the financial year ended 31 August 2005. The proposed final dividend is subject to the shareholders' approval in the forthcoming Seventh Annual General Meeting.

The company had on 5 April 2005 declared an interim dividend of 6.0% (tax exempt) amounting to RM5.6 million in conjunction with the third quarter ended 31 May 2005 financial results announcement. Payment of the interim dividend was made on 16 September 2005.

Therefore, on a full year basis, subject to the shareholders approval for the proposed final dividend, together with the interim dividend already declared and paid, represent a total dividend of 16% for the financial year ended 31 August 2005 as compared to a total dividend of 14% for the financial year ended 31 August 2004. The total dividend proposed / paid represents a distribution to shareholders of 24.1% of the Group's net profits for this financial year.

On 15 March 2005, the Company paid the final dividend of 6.0% tax exempt and 3% (with 28% tax) amounting RM7.6 million in reference to the financial year ended 31 August 2004 that was approved by the shareholders in the Annual General Meeting of the Company held on 11 January 2005.

Corporate Development

On 5 October 2004, the Company announced the proposed subdivision of ordinary share, which involved the subdivision of shares in the Company on the basis of two subdivided shares for every one existing share held by the shareholders of Top Glove. In conjunction with this exercise, the Company also proposed that an amendment to the Memorandum and Articles of Association of Top Glove, amongst others, be made to the following:

a) The subdivision to the par value of the then existing Top Glove ordinary share of RM1.00 each to RM0.50 each and
b) The alteration of the authorised share capital of Top Glove of RM200 million comprising of 200 million shares into RM200 million comprising 400 million subdivided shares is made.

The rationale for the subdivision of shares was to make the share price of the company more affordable to shareholders and potential investors in addition to also increasing the liquidity and marketability of the shares of the Company. The entire issued and paid-up capital of RM93,679,500 comprising 187,359,000 ordinary share of RM0.50 each after the subdivision of shares was granted listing and quotation on 16 February 2005.

On 1 August 2005, Commerce International Merchant Bankers Berhad announced on behalf of the company on its proposal to issue Murabahah/Ijarah Commercial Papers ("Islamic CP") of up to RM100 million in nominal value and Murabahah/Ijarah Medium Term Notes ("Islamic MTN" bond) of up to RM100 million in nominal (Collectively to be defined as "Islamic Securities")

In relation to this, the Malaysian Rating Corporation Berhad has accorded short and long term rating of MARC-1 $_{ID}$ and AA-$_{ID}$ to the Islamic CP and Islamic MTN issuance. The rating reflects the Group's position as the world's largest rubber glove manufacturer, its aggressive expansion capacity underpinned by increasing demand for rubber gloves, consistently strong financial profile characterised by stable operating margins and historically low debt leverage and the Group's prudent and strong management.







The Islamic Securities was also approved by the Securities Commission vide its letter dated 4 October 2005.

The mode of issue of the Islamic CPs will be via competitive tender or direct placement on a best effort basis or bought deal basis whilst the Islamic MTNs will be issued via direct placement on a best effort basis or a bought deal basis or book running on a best effort basis. The issue proceeds arising from the Islamic Securities will be utilised by the Company in the following manner:

1) Refinancing the borrowings of the Group
2) Financing capital expenditure of the Group; and
3) Financing the working capital requirements of the Group.

On 12 September 2005, the Company also announced that Top Glove Sdn Bhd, a wholly-owned subsidiary of the Company, had incorporated a new company in China, Great Glove (Xinghua) Co Ltd. for the purpose of setting up a 2nd vinyl glove factory in China. The said factory is currently under construction.

Prospect

Although Top Glove is the largest glove manufacturer in the world, opportunities for growth remain bright.

The increase in global demand for gloves continue to surge due to the greater awareness in health standards among global consumers and also the increase in the need for gloves arising from unexpected natural disasters.

By December 2005, with a huge capacity of 18 billion gloves per annum, the Group is anticipated to supply approximately 18% of the global market. The Company is confident that there is still a lot of room for improvement even if Top Glove doubles up its capacity in the next 2 to 3 years.

We will also continue to identify strategic partnerships and alliances with overseas business entities by continuously tapping on their expertise in those regions.

Top Glove will continue to expand internally to continue enjoying good economies of scale and at the same time not compromising on the quality of our gloves. Our highly diversified market is another strategy in ensuring that we do not depend only on certain sectors. Long term strategies are already in place as we are no longer dependant on the medical industry alone, our customer base now includes the Food Processors, Veterinary, Dental, Government Sector (Customs), Manufacturing, Beauty & Saloon, Mechanical, Laboratory and Household General Cleaning usage. This had further given the Group a significant growth in market share in non traditional market segments.

CARING CORPORATE CITIZEN

The Group aims to set a good example to fellow Malaysian companies by championing the exports of "Made-in-Malaysia" products to the world. Our winning of the Rubber Industry Award had proven our efforts. We will strive to further improve our global positioning by promoting the "Made-in-Malaysia" rubber gloves to protect, enrich and enhance human lives to all corners of the world.

As a socially responsible corporate citizen, the Group's charitable program reaches all levels of the society. We have been providing gloves for the local St. John Ambulance on a quarterly basis. We believe our gloves will be put into good use and protect these good Samaritans in discharging their services to the public.

The Group has also re-designed the powder-free glove process to use only minimal chlorine as it reduces air pollution by residual chlorine gas and generation of chloride in the water system. On top of that, efficient chlorine detector devices are installed at the production plant to ensure low level of chlorines used and to detect any leakages of the gas and smell that is harmful to the environment.

Besides the above, a scholarship scheme has been initiated to the poor and needy students that are determined to make a difference in their lives through academic studies. The company further offers job opportunities for these students after having completed their studies in the learning institutions. The Group also provides industrial training for university students as part of their course requirements.



IN GRATITUDE

I would like to take this time to express my gratitude and sincere appreciation to my fellow directors for their guidance and counsel, our loyal customers, bankers, business associates, shareholders, fund managers and investment analysts. We take pride in being your choice of companies to work and invest in. We would also like to thank all our regulatory bodies for their endless support towards our products and our factories.

The Company's success also belongs to the dedicated Top Glove's staffs, their contribution and the show of ownership encourages us to strive on to continue to be The World's Largest Rubber Glove Manufacturer .

Dato' Dr Lim, Wee-Chai,
Executive Chairman / Managing Director,
Top Glove Corporation Berhad.
Date: 28 October 2005.



KENYATAAN PENGERUSI EKSEKUTIF

Kepada Pemegang-Pemegang Saham,

Tahun demi tahun, penyata misi kami telah memberi petunjuk yang berterusan dalam usaha untuk mempertingkatkan operasi dan membina sebuah syarikat yang mempunyai nilai kepada pemegang-pemegang saham kami. Kini, kami masih lagi memberi tumpuan dalam asiprasi strategik untuk mengekalkan kedudukan kami sebagai sebuah syarikat pengeluaran sarung tangan dan juga pengeksport yang terulung di dunia.

Pemandangan Ringkas

Tahun 2005 menjadi satu cabaran and tarungan bagi Top Glove dan industri sarung tangan secara keseluruhannya. Walaupun dengan kenaikan harga bahan mentah dan minyak mentah, Kumpulan masih meneruskan peningkatan dari segi jualan dan keuntungan, satu tradisi yang kami mempertahankan untuk selama satu dekad. Untuk memperkuatkan kedudukan kami, Top Glove akan meneruskan usaha agresif dari segi pengembangan kapasiti untuk memperolehi pasaran yang lebih besar dalam permintaan sarung tangan secara global yang dijangkakan akan meningkat pada kadar yang menggalakkan. Permintaan ini disebabkan oleh peningkatan dalam kesedaran dalan segi kesihatan di kalangan pengguna dan kewujudan virus-virus baru.

Arah tujuan Top Glove telah disusun dengan memberi tumpuan kepada perkembangan dinamik syarikat untuk tahun-tahun yang akan datang. Untuk berdaya saing dalam arena perniagaan global, setiap jabatan mesti dilatih untuk mencapai kecemalangan secara konsisten dalam bidang pengkhususan masing-masing semoga mencapai perkembangan pade mada yang kritikal ini.Dengan budaya kerja berpasukan, usaha-usaha pemasaran yang agresif ke seluruh dunia dan penekanan dalam aspect Penyelidikan & Pembangunan membolehkan kami mencapai tahap produktiviti serta keberkesanan kos dalam usaha menghasilkan sarung tangan yang bermutu untuk pelanggan-pelanggan kami dari lebih 170 buah negara di seluruh dunia. Saya dengan gembiranya ingin mengumumkan bahawa Top Glove mempunyai nilai-nilai positif dan telah menempatkan kedudukannya yang strategic di dalam industri sarung tangan. Usaha-usaha ini bukan sahaja dapat mempertingkatkan pertumbuhan dan keberkesanan kos , tapi yang terpenting, adalah bersedia untuk menghadapi cabaran pada masa akan datang dengan penuh keyakinan.

Pada Oktober 2005, Kumpulan disokongan oleh 11 buah kilang pengeluaran sarung tangan moden yang terletak secara strategik di Malaysia, Thailand dan juga China dengan kapasiti pengeluaran lebih kurang1.3 billion helai sarung tangan sebulan ataupun 15.3 billion helai setahun (masih meningkat) daripada 183 buah mesin pengeluaran yang cekap. Dengan pengunaan teknologi moden dan sikap berjimat cermat, Top Glove sudah mempertingkatkan kuality proses pengeluaran tanpa menjejaskan mutu barangan pengeluaran kami. Pada Disember 2005, Top Glove akan mempunyai 12 kilang yang beroperasi dengan jumlah 200 buah mesin yang cekap dengan kapasiti pengeluaran sebanyak 18 billion helai sarung tangan setahun.

Di sini, saya sukacita memaklumkan bahawa kami mempunyai teknologi untuk menghasilkan sarung tangan berkualiti tinggi pada kos yang optima. Kilang kami mempunyai lebih daripada 50% mesin mesin-mesin baru until menghasilkan sarung tangan yang berkualiti tinggi tanpa mengabaikan kualiti produk kami.

Salah satu penyataan yang diberi oleh syarikat broker saham terhadap Top Glove ialah "sebagai satu gergasi yang berkembang dari titik permulaan" memaparkan satu asas syarikat yang stabil and berpergaruh. Keuntungan operasi kami yang terkini di kilang PVC di China menunjukkan kejayaan meningkat ke 130 peratus. Ini merupakan satu pencapaian yang patut dibanggakan. Di dalam perancangan Top Glove juga, kami akan membina sebuah factory lagi, bukan sahaja menghasilkan sarung tangan PVC tetapi juga menghasilkan sarung tangan Pulyethylene atau PE yang mempunyai permintaan tinggi di kalangan industri pemakanan atau yang berkaitan. Malah di Malaysia, Top Glove akan tetap meningkatkan kadar kapasiti pengeluaran kami di kilang-kilang di Klang.

Walaupun dengan kenaikan harga bahan mentah seperti susu getah dan juga minyak mentah, Top Glove masih lagi dapat beroperasi dan berdiri teguh dengan kawalan kos pengeluaran yang baik melalui mesin pengeluran kami yang cekap. Top Glove telah mengurangkan bebanan kenaikan cost pengeluaran dengan berkongsi kenaikan harga bahan mentah dengan pelanggan-pelanggan kami.

Pelanggan-pelanggan kami menerima kenaikan harga secara positif apabila harga bahan mentah meningkat. Sebaliknya jika harga bahan mentah menurun, kami akan memberi menurunkan harga sarung tangan kepada pelanggan kami. Cara penyesuaian dan pengubahan harga ini telah diterima dengan baik dan telah mengeratkan lagi hubungan perniagaan kami dengan pelanggan-pelanggan kami.

Kejayaan syarikat adalah berdasarkan falasafah perniagaannya iaitu:

1) Kami bekerja untuk pelanggan kami
2) Kami mengambil berat faedah-faedah pelaburan pemegang-pemegang saham kami.
3) Kami memastikan yang pekerja-pekerja kami menyumbang dengan cara positif kepada syarikat dan sebaliknya pula kami menjaga kebajikan pekerja-pekerja kami., dan
4) Kami bekerjasama dengan rakan-rakan dari Bank, rakan niaga dan juga sahabat niaga.

Dengan keupayaan dan juga kekuatan kewangan Top Glove yang mempunyai dasar yang kukuh, serta di dorong keinginan untuk berkembang secara agresif, kami akan mampu untuk menjalankan beberapa penilaian yang strategik bagi mencapai impian kami untuk terus memperbesarkan pasaran kami pada kadar 25% daripada pasaran dunia pada tahun 2007 yang akan datang.

Kerjasama Berpasukan

Kejayaan Top Glove adalah hasil sumbangan daripada pihak pengurusan dan juga pekerja-pekerja yang telah menunjukan sikap yang bertanggungjawab, penglibatan, dan kemahiran dalam kerjasama berpasukan di dalam syarikat. Saya amat berbangga kerana mempunyai satu kumpulan pemasaran yang agresif dan pekerja – pekerja kilang yang berkerja kuat untuk memenuhi permintaan lebih dari 650 pelanggan-pelanggan kami.

Sokongan daripada mereka telah membawa sarung tangan kami kepada 170 buah negara. Sikap berdedikasi serta daya pencapaian yang kuat itu telah meletakkan Top Glove ke satu tahap kejayaan yang mampu memenuhi permintaan pelanggan.

Walaupun dengan sikap yang saya nyatakan di atas itu, saya juga percaya kekuatan Top Glove adalah atas kekuatan kerjasama berpasukan, ilmu serta maklumat tepat dan kerjasama komunikasi antara jabatan. Dengan berkongsi ilmu pengetahuan dan sentiasa melatih pekerja-pekerja kami adalah merupakan kunci penentuan untuk syarikat seperti Top Glove. Ianya adalah dari sistem ekologi perniagaan, pekerja, rakan kerja dan juga pelanggan kami.

Kumpulan kami telah dengan tekunnya meningkatkan kecekapan pengoperasian dan peningkatan produktiviti melalui penerimaan teknologi baru dan juga penggunaan komputer, kesemua ini boleh saya katakan adalah satu usaha yang mendapat ganjaran.

Penghormatan dan Penganugerahan

Top Glove adalah merupakan pemenang Anugerah Syarikat Terbaik 2005 oleh Finance Asia. Anugerah ini adalah untuk syarikat yang mempunyai modal pasaran berjumlah US 1 billion yang mana cuma 960 buah syarikat daripada 1000 syarikat yang tersenarai di Bursa Malaysia. Keputusan ini adalah berdasarkan undian pelabur-pelabur institusi rantau Asia dan juga pengurus-pengurus dana. Ketua Pegawai Eksekutif Fianance Asia, Foster Wright dari Hong Kong telah menyampaikan anugerah itu kepada Top Glove di Hotel Mandarin Oriental, Kuala Lumpur pada 4 May 2005.

Atas sumbangan kami terhadap industri getah di Malaysia, Top Glove juga telah dianugerahkan Anugerah Industri Getah 2005 di bawah kategori Kilang Besar untuk hasil barangan getah oleh Lembaga Getah Malaysia di dalam satu Majlis Penganugerah oleh Lembaga di Kuala Lumpur.

Satu lagi penghormatan yang sangat membanggakan bagi saya untuk tahun 2005 adalah mewakili Malaysia ke Majlis Penganugerahan Usahawan Dunia oleh Ernst & Young di Monte Carlo, Monaco. Seramai 34 usahawan dari seluruh pelusuk dunia telah berkumpul untuk meraikan kejayaan dan memberi penghormatan kepada usahawan yang masing–masing merupakan individu yang bejaya dalam bidang mereka.

Juga dengan semangat berpasukan yang membolehkan Top Glove berjaya, saya juga dengan bangganya menerima Anugerh Kejayaan e-Usahawan 2005 yang ke 4 Asia Pasifik/Malaysia di bawah kategori Kepimpinan Cemerlang oleh Persatuan Pembangunan Usahawan. Sekali lagi dalam bulan September 2005, Top Glove juga telah dianugerahkan Anugerah Enterprise 50 oleh Kememnterian Perdagangan Antarabangsa dan Perindustrian utuk tahun kelapan berturut-turut sejak 1998, ini telah melambangkan keupayaan dan dinamik Top Glove.

Perlaksanaan Kumpulan

Untuk tahun kewangan berakhir 31 Ogos 2005, Kumpulan telah berjaya mencapai satu lagi pertumbuhan kewangan 54% kepada RM641.83 juta, dari RM418.13juta pada tahun 2004. Pertumbuhan ini adalah khususnya atas peningkatan berterusan dalam jumlah pelanggan dan juga perlaksanaan rancangan yang dilakukan oleh Kumpulan untuk meningkatkan produktiviti.

Selaras dengan itu, Kumpulan juga telah menonjolkan keuntungan yang memberangsangkan untuk tahun 2005. Keuntungan sebelum cukai sebanyak RM65.75 juta telah mewakili peningkatan 45 % berbanding keuntungan sebelum cukai RM 45.19 juta yang dicapai dalam tahun 2004 dan juga keuntungan bersih RM 58.14 juta untuk tahun kewangan yang berkenaan (2005) juga memapar 47 % lebih tinggi berbanding RM 39.45 juta bagi tahun 2004. Keuntungan setiap saham (EPS) juga meningkat kepada 31sen berbanding 21sen di capai pada 2004 yang telah diubah untuk menampilkan pembahagian saham yang telah diselesaikan pada bulan Februari 2005. Pemulangan Ekuiti juga telah meningkat kepada 27 % berbanding 24% pada 2004.

Jumah asset Kumpulan Top Glove juga meningkat dari RM 315.4 juta pada Ogos 2004 kepada RM 507.23 juta pada Ogos 2005, satu peningkatan 61%, satu lagi penampilan bagi Kumpulan dalam dasar asetnya.

Dividen

Selaras dengan keputusan kewangan yang membanggakan, Lembaga Pengarah dengan bangganya mengumumkan dividen terakhir 6% (tanpa cukai) yang berjumlah RM5.7 juta dan juga 4% (cukai 28%) yang berjumlah kepada RM2.7 juta untuk tahun kewangan berakhir 31 Ogos 2005. Dividend akhir yang dicadangkan ini adalah tertakluk kepada kelulusan pemegang-pemegang saham pada Mesyuarat Agung Ke 7 yang akan datang.

Pada 5 April 2005, syarikat telah mengumumkan dividen interim 6% (tanpa cukai) yang berjumlah RM5.6 juta bersamaan dengan pengumuman keputusan kewangan yang berakhir 31 Mei 2005. Pembayaran dividen interim ini telah dilakukan pada 16 September 2005.

Oleh itu untuk tahun sepenuhnya, tertakluk kepada kelulusan pemegang-pemegang saham untuk dividen terakhir yang dicadang itu, bersamaan dengan dividen interim yang diistiharkan dan juga telah dibayar, ia mewakili jumlah 16 % untuk tahun kewangan berakhir 31 Ogos 2005 berbanding dengan jumlah dividen 14% untuk tahun kewangan 31 Ogos 2004. Jumlah dividen yang dicadangkan telah dibayar kepada pemegang-pemegang saham itu mewakili 24.1% daripada keuntungan bersih Kumpulan untuk tahun kewangan 2005.

Pada 15 Mac 2005, Syarikat telah membayar dividen akhir 6 % (tanpa cukai) dan 3% (dengan cukai 28%) berjumlah RM 7.6 juta bagi tahun kewangan 31 Ogos 2004 yang telah diluluskan oleh pemegang saham di Mesyuarat Agung tahunan yang diadakan pada 11 Januari 2005.

Pembangunan Korporat

Pada 5 Oktober 2004, Syarikat telah mengumumkan cadangan pembahagian saham biasa yang melibatkan pembahagian saham Syarikat pada dasar setiap satu saham yang dipegang oleh pemilik saham Top Glove akan dibahagikan kepada dua bahagian. Selaras dengan usaha ini, Syarikat juga mencadangkan pengubahan kepada Memorandum and Articles of Association bagi Top Glove, kepada yang berikutnya,

a) Pembahagian saham pada nilai par untuk saham biasa Top Glove daripada nilai RM1 kepada RM 0.50, dan
b) Pengubahan pada modal saham dibenarkan Top Glove yang berjumlah RM 200 juta yang mewakili 200 juta saham kepada RM 200 juta yang mewakili 400 juta saham yang terbahagi telah dilakukan.

Tujuan pembahagian saham ini adalah untuk membolehkan harga saham syarikat lebih berpatutan untuk pelabur-pelabur yang berpotensi dan untuk pemegang-pemegang saham berdaya saing. Selain dari itu, ia dapat meningkatkan pemasaran saham dan jumlah saham syarikat. Keseluruhan modal yang diluluskan dan juga modal berbayar berjumlah RM 93,679,500 yang membentuk 187,359,000 saham biasa bernilai RM0.50 setiap satu selepas pembahagian saham itu diluluskan untuk pasaran pada 16 Februari 2005.

Pada 1 Ogos 2005, Commerce International Merchant Bankers Berhad bagi pihak Syarikat telah mengumumkan cadangan menghasilkan



Murabahah/Ijarah Commercial Papers (Islamic CP) pada nilai nominal sebanyak RM100 juta dan Murabahah/Ijarah Medium Term Notes (Islamic MTN bond) yang berjumlah pada nilai nominalRM 100 juta (Selepas ini dikenali sebagai "Sekuriti Islam")

Sehubungan dengan ini, Malaysian Rating Corporation Berhad juga telah menganugerahkan penilaian jangka pendek dan panjang MARC-1 dan AA3 kepada CP Islam dan juga MTN Islam ini. Penilaian ini memaparkan posisi Kumpulan sebagai pembuat sarung tangan yang terbesar di dunia, peringkatan dari segi kapasiti pengeluaran untuk sarung tangan yang agresif disebabkan oleh permintaan yang meningkat, berserta dengan profil kewangan syarikat yang kukuh, dasar operasi yang stabil serta jumlah liability yang rendah, kesemua ini memaparkan satu sistem pengurusan syarikat yang kukuh.

Sekuriti Islam ini telah diluluskan oleh Suruhanajaya Sekuriti dalam suratnya yang bertarikh 4 Oktober 2005.

Cara Islam CP ini dihasilkan melalui "competitive tender" atau "direct placement on a best affort basis" atau "bought deal basis", manakala Islamic MTN pula melalui "direct placement on a best affort basis" atau "bought deal basis" atau "book running on a best effort basis". Hasil daripada Sekuriti Islam ini akan digunakan oleh Syarikat secara demikian:-

1. Membayar balik pinjaman Kumpulan,
2. Pinjaman bagi perbelanjaan kapital Kumpulan; dan
3. Pinjaman bagi keperluan perbelanjaan Kumpulan.

Pada 12 September 2005, Syarikat telah mengumumkan Top Glove Sdn Bhd, anak syarikat Top Glove telah menubuhkan sebuah syarikat baru di China, Great Glove (Xinhua) Co Ltd bagi tujuan pembinaan kilang sarung tangan vinyl yang kedua di China. Kilang ini kini masih lagi dalam fasa pembinaan.

PROSPEK

Walaupun Top Glove merupakan pengeluar sarung tangan yang terbesar didunia, namun peluang untuk berkembang masih lagi cerah.

Peningkatan di dalam permintaan global untuk sarung tangan terus meningkat berdasarkan peringkatan mengenai aspek kesedaran dari segi kesihatan di kalangan pengguna-pengguna global dan juga peningkatan permintaan global yang di sebabakan factor bencana alam dan malapetaka.

Pada Disember 2005, dengan kadar kapasiti pengeluaran 18 billion sarung tangan setahun, Kumpulan menjangka akan dapat memenuhi permintaan sebanyak lebih kurang 18 peratus daripada keperluan pasaran dunia. Syarikat amat yakin terdapat banyak peluang untuk berkembang walaupun Top Glove akan meningkatkan kadar pengeluaran kapasitinya pada 2 hingga 3 tahun yang akan datang.

Kami akan terus mengenalpasti rakan kongsi perniagaan dari syarikat luar negara dengan kepakaran mereka di rantau yang berkenaan.

Top Glove akan terus berkembang supaya kami mampu mendapat faedah dari skala ekonomi dan pada masa yang sama masih mengeluarkan produk yang bermutu tinggi. Sasaran pasaran kami yang pelbagai adalah satu lagi strategi supaya kami tidak hanya bergantung kepada sesuatu sektor sahaja. Strategi jangka panjang sudah di rancang supaya kami tidak hanya bergantung kepada sektor kesihatan sahaja, malahan kumpulan sasaran pelanggan kami juga kini melibatkan syarikat pembuatan makanan, sektor perubatan binatang, pergigian, kerajaan (Kastam), mekanikal, makmal, sektor kecantikan dan salon serta juga kegunaan am di rumah. Ini dapat memberi Kumpulan satu pertumbuhan di dalam pasaran yang bukan tradisional dalam penggunaan sarung tangan.

TANGGUNGJAWAB KORPORAT

Kumpulan ini bertujuan untuk menjadi contoh kepada syarikat-syarikat Malaysia yang mengutamakan pengeksportan barangan buatan Malaysia ke pasaran dunia. Usaha kami telah terbukti dengan memenangi Anugerah Industri Getah. Kami juga akan berusaha untuk mempertingkatkan kedudukan kami di dunia dengan mempromosikan Barangan Buatan Malaysia khususnya sarung tangan getah untuk melindungi dan mempertingkatkan taraf kesihatan dan kehidupan manusia di seluruh pelusuk dunia.

Sebagai sebuah korporat yang bertanggungjawab, kami juga aktif dalam program pendermaan seluruh peringkat dalam masyarakat. Kami telah menderma sarung tangan kepada pasukan St John Ambulance pada kadar setiap suku tahun. Kami percaya sarung tangan ini telah digunakan dengan baik untuk melindungi mereka dalam usaha menyelamatkan nyawa.

Kami juga telah mengubahsuai proses pembuatan sarung tangan tanpa serbuk (powder free) yang hanya menggunakan klorin pada kadar yang minima, penggunaan gas klorin yang berlebihan akan menyebabkan pencemaran udara dan air. Selain daripada itu kami juga menempatkan alat pengesan klorin di kilang kami bagi mengesan dan memastikan penggunaan klorin adalah rendah dan juga untuk memastikan yang tidak terdapat kebocoran gas yang membawa kesan buruk kepada persekitaran.

Selain dari itu, kami juga menawarkan skim biasiswa kepada pelajar-pelajar miskin dan kurang berkemampuan. Dengan bantuan ini, kami berharap dapat mengubah kehidupan mereka melalui pencapaian akademik. Syarikat juga menawarkan peluang pekerjaan kepada mereka yang telah tamat pembelajaran. Selain dari itu kami juga memberi latihan industri kepada pelajar-pelajar institusi penggajian tinggi sebagai memenuhi sebahagian darpada keperluan kursus mereka.

SEKALUNG BUDI

Saya ingin mengambil kesempatan ini untuk menyatakan kesyukuran dan penghargaan saya kepada lembaga pengarah atas tunjuk ajar dan bimbingan mereka, pelanggan-pelanggan, bank, rakan niaga, pemegang saham, pengurus dana dan juga penganalisa pelaburan. Kami sentiasa berasa bangga menjadi syarikat pilihan yang memenuhi kehendak pelaburan mereka. Kami juga ingin mangambil peluang ini untuk mengucapkan terima kasih kepada badan-badan kerajaan di atas sokongan yang berterusan terhadap produk dan juga Syarikat kami.

Kejayaan Syarikat adalah atas usaha dan sumbangan yang mengalakkan dari pekerja-pekerja Top Glove, untuk meneruskan kedudukan kami sebagai Pengeluar Sarung Tangan Getah Yang Terbesar Di Dunia.

Dato' Dr. Lim, Wee-Chai
Pengerusi Eksekutif / Pengarah Urusan
Top Glove Corporation Berhad
Tarikh : 28 Oktober 2005

顶级手套已制订出得经过培训的来年发展计划，为了能够站在全球商业舞台的前头，我们所有的部门都应得到很好的训练和掌握本领域内优胜的专门技术。这是在当前竞争时代保持业绩持续稳定增长的唯一途径。我很高兴的告知大家，通过采用优秀的团队工作文化，积极建立世界市场合作关系，加强研发工作，顶级已做出了十分肯定的贡献并使自身在手套产业中占有一席之地，从而使我们能够在向170多个国家的客户提供高质量手套时做到低成本和高产量。

-------林伟才

亲爱的股东们，

年复一年，我们的使命指引我们为提高操作能力与建立一个使我们股东获得价值的公司而不懈奋斗。今天，我们要把战略焦点放在成为全球第一大手套制造及出口商上。

简要回顾：

2005年，对于全球手套产业，顶级手套而言是激动人心又充满竞争的一年。尽管面临了原料与原油价格空前飞涨的状况，整个组织，一如十年来这个团队所保持着的，仍然成功保持了持续的利益增长。为了进一步巩固我们的位置，顶级手套将继续扩大产量以在全球手套市场上占有更高的份额。预期，在这因消费增长和新病毒侵犯而使健康意识增强的非常时刻，我们将会有巨大的增长率。

顶级手套已制订出得经过培训的来年发展计划，为了能够站在全球商业舞台的前头，我们所有的部门都应得到很好的训练和掌握本领域内优胜的专门技术。这是在当前竞争时代保持业绩持续稳定增长的唯一途径。我很高兴的告知大家，通过采用优秀的团队工作文化，积极建立世界市场合作关系，加强研发工作，顶级已做出了十分肯定的贡献并使自身在手套产业中占有一席之地，从而使我们能够在向170多个国家的客户提供高质量手套时做到低成本和高产量。这些积极主动的措施并不仅仅是为了提高增长率和降低成本，更重要的是，使我们在面对将来的竞争时可以保持适当的自信心。

到2005年十月，整个集团，在马来西亚，泰国，中国已拥有11家现代化的手套制造厂。我们184条高效率的生产线达到引以为豪的月产13亿只，年产153亿只手套且仍在增长中的产量。整个集团继续通过其审慎的，弹性的，创新的处方来提高质量，制造流程，生产安排和标准。到2005年12月，顶级手套将拥有12家工厂，200条生产线，达到每年180亿只手套的产量。

在此，我也十分高兴的告诉大家，我们已掌握了高产量，低成本的高质量手套生产技术。最近由几家工厂建立斩新的生产线，高速的运转出产更多高质量的手套。

在众多资金公司的眼中，顶级的代号是"腾飞的巨人"，这反映了公司高幅度的惊人的增长力。我们中国PVC或者乙烯基工厂最新的利益状态表明了一个值得表扬的成就-成倍增长率达到130%。 这是一个真正可以料想到的成就。在经过向食品和其他产业的寻求中，通过在中国建立另一家不仅能够生产PVC手套或者VINYL 手套且同样可以生产聚乙烯或PE手套的工厂，建立了另一条投资途径。当前，顶级手套将继续在KLANG（吧生，马来西亚）扩大生产能力。

尽管乳胶和原油价格有很大的增长，顶级手套仍始终保持稳定而发展的位置，进军市场并通过高效节约成本的生产线在控制成本上有了紧密的支配与控制。顶级手套已懂得了如何成功的与客户分担增长的原料成本。

当原料价格增长的时候，我们的客户正对我们公平和合理的价格修改作出积极的反应。然而，我们也要根据原料价格增长或下浮调整价格。这些活动进一步间接的加强了我们和客户之间的亲善关系。

我们的商业哲学促使公司获得持续的成功：

1) 为客户工作；
2) 照顾股东的利益；
3) 确保雇员持续而积极的为公司做出贡献，并照顾好雇员的福利。
4) 和我们的银行，供应商，商业伙伴紧密合作。

展望前景，顶级手套强大的金融基础和其发展决策，将使我们能够成功地制订出下一步在2007年占有25%世界市场的战略决策。

团队工作：

事实上，顶级手套能够获得持续成功主要是原于承担了主要义务的，拥有专门技术和所有权的管理团队和雇员艰巨的努力。我很自豪的说我们有一个可以为超过650多个客户服务，向世界170多个国家提供高质量的手套的强有力的市场和生产团队。他们的果断和强大充分的满足了顶级手套客户服务上的需求。

如上所说，我坚信顶级手套强大的团队工作，知识，掌握信息和良好的外部交流，传授好的知识和不断的训练我们职员的决策是创造顶级神话的关键。 它来自整个商业系统，班组，工人，供应商和客户。

整个组织都在勤勉的工作来增加其操作能力与效力并且在通过采用新技术和电脑化
来提高生产能力，我肯定的说所有的这些努力都已得到很好的嘉奖。

我们相信所有雇员是我们最有价值的资产，这样，我们建立了一个知识和创新的公司，因而持续的训练和发展对我们的雇员来说是最关键的。

赞誉和鉴定

顶级手套以在马来西亚股票交易市场上大约1000多名公司里列出的960多名公司里10亿美元的市场资产2005年Finance Asia's Annual Regional Best Managed Companies 的赢家。这个是区域投资者选票的结果。来自香港的亚洲金融组织的首席执行官Mr.Foster Wright，出席在顶级手套2005年五月四日在Mandarin Oriental Hotel Kuala Lumpur的颁奖典礼上。

对于马来西亚橡胶产业的贡献来说，在 Lembaga Getah Malaysia(马来西亚橡胶协会) 列出的所有乳胶产品的大公司的名列中顶级手套获得了2005橡胶产业奖。



最后，对于我个人来说最值得骄傲的成就是获得了2005年企业家奖。

有好的团队工作为顶级手套做出有弹性且强大的贡献，我很高兴荣获得亚洲/马来西亚最佳企业领导奖。

集团业绩

截2005年八月底的一个金融年度里，集团持续获得显著54 巴仙的增长相等于6亿4千183万马币〔2004年为4亿1千813万马币〕。集团的扩大主要因为全球客户的增加以及集团对于生产量努力不懈的扩展计划。

如上所诉，集团在2005仍然保持着上升的记录的盈利记录。税前盈利润为6千575万元马币，比去年同期的4千5百19万马币增长了45巴仙，同时5千814万的 净利也比去年同期的3千9百54万马币增长了47巴仙。每股票的盈利从2004年的21巴仙增长至31巴仙，经过我司在2005年2月的股票折细后的调整比率。普通股的盈利也局继续从2004年的24巴仙增至27巴仙。

顶级集团的总资产也从2004年8月的3亿1千544万马币增加至2005年8月的5亿650万马币。 这61巴仙的增长反映出顶级集团的资产基础的增值。

红利

有着卓越的业绩表现，董事们推荐在财政年度结算2005年8月31日,将570万马币，作为派发6%的股息（免税）；另外拨出272万马币，作为4%股息（28%税利）派发。

在早前2005年4月5日配合第3季度（5月份）的业绩宣布，公司已经派出总值565万马币，作为6%（免税）的年中股息。这些股息已经在2005年9月16日完成派发。

为此，整年度股息发放（年底和年中）将由股东一致通过同意。相比起2005年8月31日发放14%的股息，今年2005年8月31日的股息将增加2%，也就是16%。

全年股息派发给所有的股东是取自于整个集团的总盈利。公司在2005年1月11日的股东大会获准得到所有股东的一致同意将76４万马币作为6%（免税）以及3%（28%税利）。这些股息已经在2005年3月15日全部发放。

公司发展

2004年10月5日，公司宣称普通股折细方案，在两种配股的基础上，分配给公司所有股东。通过这次实践，公司同样建议，顶级手套备忘录和章程已经修改如下：

A) 每股折细从1马币1股变为0.5马币1股；
B) 注册资本从2亿普通股折细为4亿普通股

前景

尽管顶级手套是世界上最大的手套制造商，但由于全球消费中人对健康标准和意识的提高以及不可预料的自然灾害的增加，从而使全球手套需求在不断的增加的状况，发展的前景还是一片明亮。

到2005年12月，集团凭借每年180亿只手套的产量将能够满足世界市场上大约18%的需求，公司坚信即使顶级手套使其产量在未来两三年之内翻倍，仍会有很大的发展空间。

我们将持续保持战略伙伴关系和联盟关系。

顶级手套将持续扩大外部以享有平衡经济而同时不会给我们手套质量带来任何质量威胁。

我们多变化的市场是确保我们不依赖于任何一特定区域的战略，我们已经制定了长期发展战略，因为我们将不再仅依赖于医疗产业，我们的客户会扩大到食品系列，兽医，牙医，海关，政府机构，制造业，美容业和酒吧，化验和家用一般清洁的用途，这进一步给集团在区别于传统市场分割外的有效的增长。

企业公民

集团以通过向世界出口有“马来西亚制造”的产品给马来西亚公司树立一个好榜样为目标，我们在橡胶产业中所获得的奖项已经证明了我们的努力。我们将通过提升“马来西亚制造”橡胶手套来保护，丰富并加强世界各个角落的人类生活。

作为一个企业公民的责任，集团的慈善计划覆盖了社会的各个层面，我们以提供给当地圣约翰急救中心大量的手套，我们相信我们的手套将会被很好的利用，并使那些向公众提供服务的人受到很好的保护。

集团已从新制定生产无粉手套的流程，因为通过氯气体，氯水处理系统减少了空气污染。更为有用的是，有效的氯过滤器已在生产线上安装来确保用氯低和防止破坏环境的气体的味道泄露。

除了上述种种之外，对于贫苦的和有需要帮助的并在他们专业学习当中有远大理想的学生的奖学金体系，且决定当他们在学习机构中完成学业后给他们进一步提供工作机会。集团同样也给那些有课程需要的大学生提供工业培训的机会。

致谢

借此机会，我向以下成员的指导和忠告表示真诚的感激：律师所，银行，商业协会，股东，基金经理和投资分析师。

我们很自豪的能够成为你们工作与投资的公司，同样我们也感谢所有对我们产品和工厂付出了无限支持的伙伴。

企业的成功也属于所有顶级集团职员的努力，他们的贡献及所有权也鼓励我们继续努力保持全球最大的乳胶制造商。

拿督林伟才博士
董事主席
顶级集团
日期：二零零五年十月二十八日

Corporate Song

English

Top Glove Corporate Song

All over the world,
We are known,
For our superior quality gloves,
Through the years we have grown,
We have shown,
Our gloves stand out superior in the world,

Top Glove is the best,
Better than the rest,
Quality, Reliability and consistency,
Remain our policy,
At Top Glove's Group of Companies

Thai

Pleng Bor Ri Sat Top Glove

Tour loak nun yom rub - wah rao nan kheu
ทุกคนนั้นยอมรับ ว่าเรานั้นคือ

Phoo num darn tungmúe - tee prom - lae khun na parb dee
ผู้นำด้านถุงมือ ที่พร้อม และคุณภาพดี

Rao sang sarn - Rao terb toh - Rao man khong
เราสร้างสรรค์ เราเติบโต เรามั่นคง

Pur kao pai - Soo Sakon - doay mue rao
เพื่อก้าวไป สู่สากล ด้วยมือเรา

Top Glove dee kwa krai
ท้อปโกลฟดีกว่าใคร

Rao tum ngarn doay Jai
เราทำงานด้วยใจ

Khun na parb dee - lae bor ri karn tee dee
คุณภาพดี และบริการที่ดี

Pur kwarm wai wang jai, Rao yin dee rub chai
เพื่อความไว้วางใจ เรายินดีรับใช้

Top Glove nan ngai - khun na parb tong tee nee.
ท้อปโกลฟนั่นไง คุณภาพต้องที่นี่...

Mandarin

顶级企业歌

顶级的名誉　　闻名世界
品质优良的顶级手套
历经多年的努力与成长
我们成功站在世界的顶端

顶级的手套　　我们的骄傲
品质好　　　可信赖及依靠
是我们一直维护的宗旨
在顶级手套公司集团

语述：顶级手套
　　继续创新与迈进是我们的义务

Malay

Lagu Syarikat Top Glove

Dari mulanya,
Hingga terkini,
Top Glove name diberi,
Pengeluar sarung tangan yang berkualiti

Yakinlah hasil pengeluaran kami
Yang bermutu dan berkualiti tinggi
Sentiasa menuju kejayaan,
Untuk mencapai keunggulan

Corporate Governance Statement

Top Glove Corporation Bhd ("Top Glove" or the "Company") recognizes that its existence in the business community relies on the support, trust and confidence of our shareholders, business associates, customers, suppliers, financiers and various other group of stakeholders with whom it interacts and/or conducts business with.

Its Board of Directors is therefore committed to formulate policies and direct the Company to achieve its objectives by enhancing shareholders' value with corporate accountability and openness, taking into account the interests of other stakeholders.

The Board of Directors recognises the importance of the role of good corporate governance in assisting the Company to achieve its corporate mission and in enhancing its shareholders' value. Thus, the Board of Directors is committed to ensure that the corporate governance adopted by the Company is in line with the principles set out in Part 1 of the Malaysian Code on Corporate Governance ("the Code") to the Company's particular circumstances. The Board further acknowledges the recommended best practices as set out in Part 2 of the Code and continues to evaluate the status of the practices and the adopted alternatives.

THE BOARD OF DIRECTORS

Top Glove is led by an experienced Board comprising members who are specialised in the glove manufacturing and various business sectors supported by a wide range of other professionals in the legal and accounting sectors. This wide spectrum of skills and experience provide the strength that is needed to lead the Company to meet its objectives and enable the Company to rest in the firm control of an accountable and competent Board of Directors.

The Board currently comprises nine (9) members: five (5) executive directors including the Executive Chairman / Managing Director, three (3) independent non-executive directors and one (1) non-executive director. The composition reflects a balance of executive directors and non-executive directors (including independent non-executive directors) such that no individual or small group of individuals can dominate the Board's decision making. A brief description of the background of each Director is presented on pages 10 to 14 of this Annual Report.

The Board has identified Mr Quah Chin Chye as the senior independent non-executive director to whom concerns may be conveyed where it could be inappropriate for the concerns to be dealt with by the Chairman or the Managing Director.

The Board meets quarterly to review its quarterly performances and discuss new policies and strategies. Additional meetings will be called as and when necessary. During the financial year ended 31 August 2005, four (4) Board Meetings were held and the attendance of Board members are as follows:

Name of Director	No. of Meetings Attended
Dato' Dr. Lim, Wee-Chai	4/4
Tan Sri Datuk (Dr) Arshad Bin Ayub	4/4
Datin Tong Siew Bee	3/4
Haji Shahadan Bin Haji Abd Manas	4/4
Lim Hooi Sin	4/4
Sekarajasekaran a/l Arasaratnam	4/4
Lau Boon Ann	4/4
Quah Chin Chye	4/4
Lee Kim Meow (Also an Alternate Director to Lim Hooi Sin)	4/4

All of the above meetings were held in the Company's Board Room at Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan, Malaysia.

All the Board members have attended the Mandatory Accreditation Programme conducted by Bursatra Sdn Bhd. Directors are encouraged to attend continuous education programmes and seminars to keep abreast with relevant changes in laws and regulations and the development in the market place. It is the Company's intention that each new Director is given a comprehensive briefing on the Company's history, operations, financial control system and plant visit to enable them to have first hand understanding of the Company's operation. This orientation programme had been implemented since 31 December 2001.

Clear demarcation of duties, responsibilities and authority are being practiced by the Board. The position of Executive Chairman and Managing Director is held by Dato' Dr. Lim, Wee-Chai. The Executive Chairman/Managing Director is primarily responsible for the orderly conduct of the board meetings and workings of the Board. The Executive Chairman/Managing Director, assisted by the Executive Directors is subject to the control of the Board and is responsible for the implementation of Board policies, making operational decisions and monitoring the day-to-day running of the business. He also defines the limits of the management's responsibilities. The Executive Directors are responsible for the day-to-day operations of the Group whereby operational issues and problems are discussed, major transactions and matters relating to the Group are reviewed and also to formulate operational strategies.

The non-executive Directors are to deliberate and discuss policies and strategies formulated and proposed by the management with the view of the long-term interests of all stakeholders. They contributed to the formulation of policies, and decision making using their expertise and experience. They also provide guidance and promote professionalism to the management.

The presence of the independent non-executive Directors are essential as they provide the unbiased and independent view, advice and judgement as well as to safeguard the interest of other parties like minority shareholders and the community.

In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to retirement at the first Annual General Meeting ("AGM") of the Company subsequent to their appointment. One third (1/3) of all the other Directors shall retire by rotation at each AGM provided always that all Directors shall retire from office at least once in three (3) years. The Directors retiring from office shall be eligible for re-election by the shareholders.

Directors standing for re-election at the AGM of the Company to be held are Dato' Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Tan Sri Datuk (Dr) Arshad Bin Ayub, Mr. Sekarajasekaran a/l Arasaratnam and Tuan Haji Shahadan Bin Hani Abd Manas.

The Board has delegated certain responsibilities to several Board Committees which operates within clearly defined terms of reference. The Chairman of the various Committees will report to the Board the outcome of the Committee meetings and such reports are incorporated in the minutes of the Board meetings. The various Committees are:

Audit Commitee

This Committee was established on 5 September 2000. The terms of reference of the Audit Committee was reviewed by the Board and all the members of the Committee were re-nominated and re-appointed on 4 September 2005. The terms of office of the Committee is two (2) years and may be re-nominated and re-appointed by the Board. Its role and function is to assist the Board in overseeing the Group's activities within its clear defined terms of reference. Best Practices BB Part 2 and Part 4 of the Code and Paragraph 15.13 of Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Securities LR") spell out the duties of an Audit Committee. The scope of duties of Top Glove's Audit Committee includes primarily the duties detailed therein. Pursuant to Paragraph 15.26 of Bursa Securities LR, the Audit Committee Report for the current financial year can be found in pages 38 to 42 of this Annual Report which also contain other information as required under the Code.

The Board shall review the term of office and performance of the Audit Committee and each of its members at least once every two (2) years to determine whether such Audit Committee and members have carried out their duties in accordance with their terms of reference.

The Board has full access to both internal and external auditors and receive reports on all audits performed via this Committee.

Nomination Committee

This Committee was established on 7 November 2001. The terms of reference of the Nomination Committee was reviewed by the Board and all the members of the Committee were re-nominated and re-appointed on 4 September 2005. The terms of office of this Committee is two (2) years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in nominating new nominees to the Board of Directors. The Nomination Committee shall also assess the performance of the Directors of the Company on an on-going basis. The members of the Nomination Committee are as follows:

(a) **Tan Sri Datuk (Dr) Arshad Bin Ayub**
(Independent Non-Executive Director) - Chairman

(b) **Lau Boon Ann**
(Non-Executive Director)

(c) **Sekarajasekaran a/l Arasaratnam**
(Independent Non-Executive Director)

(d) **Quah Chin Chye**
(Independent Non-Executive Director)

The duties and responsibilities of the Nomination Committee are as follows:

- To recommend to the Board of Directors, candidates for all directorships to be filled by the Shareholders or the Board of Directors;
- To consider, in making its recommendations, candidates for directorships proposed by the Managing Director and, within the bounds of practicability, by any other senior executive or any Director or Shareholder;
- To recommend to the Board of Directors the nominees to fill the seats on Board Committees;
- To assess the effectiveness of the Board of Directors as a whole and each individual Directors/Committees of the Board;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Nomination Committee considers appropriate.

Remuneration Committee

This Committee was established on 7 November 2001. The terms of reference of the Remuneration Committee was reviewed by the Board and all the members of the Remuneration Committee were re-nominated and re-appointed on 4 September 2005. The terms of office of this Committee is two (2) years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in assessing the remuneration packages of the executive directors. The members of the Remuneration Committee are as follows:

(a) **Dato' Dr. Lim, Wee-Chai**
(Executive Chairman / Managing Director) - Chairman

(b) **Sekarajasekaran a/l Arasaratnam**
(Independent Non-Executive Director)

(c) **Lau Boon Ann**
(Non-Executive Director)

The duties and responsibilities of the Remuneration Committee are as follows:

- To review and assess the remuneration packages of the executive directors in all forms, with or without other independent professional advice or other outside advice;
- To ensure the levels of remuneration be sufficiently attractive and be able to retain directors needed to run the Company successfully;
- To structure the component parts of remuneration so as to link rewards to corporate and individual performance and to assess the needs of the Company for talent at Board level at a particular time;
- To recommend to the Board of Directors the remuneration packages of the executive directors;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Remuneration Committee considers appropriate.

Directors' Remuneration

1) Aggregate remuneration of Directors categorized into appropriate components are as follows:

	Salaries RM'000	Fees RM'000	Bonus RM'000	Benefits in-kind RM'000	Total RM'000
Executive Directors	1,681	159	247	49	2,136
Non-Executive Directors	0	118	0	0	118

2) Directors' remuneration are broadly categorized into the following bands:

Range of Remuneration	Number of Directors	
	Executive	Non-Executive
Below RM50,000	0	4
RM100,001 to RM200,000	2	0
RM200,001 to RM400,000	2	0
RM1,200,001 to RM1,300,000	1	0

The only area of non-compliance with the Code is the recommended disclosure of details of the remuneration of each Director. At this point, the Board of Directors is of the view that disclosure of the remuneration bands of the Directors of the Company is sufficient to meet the objectives of the Code.

ESOS Option Committee

The Company, with approval of the shareholders during its Extraordinary General Meeting ("EGM") held on 9 January 2003, has implemented the ESOS ("Employees' Share Option Scheme") officially on 29 April 2003.

An ESOS Option Committee was appointed by the Board on 11 April 2003 to oversee the administration as well as to ensure proper implementation of the ESOS according to the Bye-laws of the scheme. Currently the ESOS Option Committee comprises the following members:

- Dato' Dr. Lim, Wee-Chai – *Chairman*
- Haji Shahadan Bin Haji Abd Manas – *member*
- Lee Kim Meow – *member*
- Chee Ban Tuck – *member*

SUPPLY OF INFORMATION TO THE BOARD

All Directors are provided with an agenda of the meeting and board papers which contain Company's financial performance, business outlook, various committees' reports and disclosures by Directors of their interest in shares and their interest in contracts, properties and offices pursuant to Section 135 and Section 131 of the Companies Act, 1965 respectively prior to the Board meeting. The board papers are issued in advance to facilitate informed decision-making. The Managing Director will lead the presentation of board papers and provide comprehensive explanations of pertinent issues. Any proposals and recommendations by the management will be deliberated and discussed by the Board before a decision is made. Minutes are prepared on all board proceedings and will be signed by the Chairman of the meeting in accordance with the provision of Section 156 of the Companies Act, 1965. The Board is kept updated on the Company's financial activities and operations on a regular basis.

The Directors are also notified of any corporate announcement released to Bursa Securities and the impending restriction on dealing with the securities of the Company prior to the announcement of the quarterly financial results.

All Directors have access to the advice and services of the Company Secretary and they have been issued with the Code of Ethics for Directors and Secretaries. The Company Secretary also acts as the Secretary for all the Board Committees.

RELATIONSHIP WITH THE SHAREHOLDERS

The Company views the timely and equal dissemination of information to shareholders and stakeholders as important. It strictly adheres to the disclosure requirements of Bursa Securities. The Company is cautious not to provide undisclosed material information about the Company to any shareholder or stakeholder group.

In addition to the various announcements made during the year, the timely release of financial results on a quarterly basis in line with Bursa Securities LR, the Company provides shareholders with an overview of the Company's performance and progress. During the year, the Executive Directors and senior management had regular dialogues and meetings with both local and overseas institutional investors, fund managers, analysts, research houses and members of the press media to brief them and to keep them updated on the various announcements relating to the Company's financial performance, major corporate proposals and pertinent issues within the disclosure requirements of Bursa Securities.

The AGM is an important forum where communications with shareholders can be effectively conducted. Shareholders are notified of the meeting together with a copy of the Company's Annual Report at least twenty-one (21) days before the meeting. At each AGM, shareholders are given ample time and opportunity to ask for more information, without limiting the type of questions asked, prior to seeking approval by show of hands from the members and proxies on the audited financial statements. During the meeting, the Chairman and the Board members are prepared to response to all queries and undertake to provide sufficient clarification on issues and concerns raised by the shareholders. The external auditors are also present to provide their professional and independent clarification on issues and concerns raised by the shareholders. Status of all resolutions proposed at the AGM are submitted to Bursa Securities at the end of the meeting day. The Board has ensured that each item of special business included in the notice of the annual or extraordinary general meeting are accompanied by a full explanation of the effects of a proposed resolution.

Institutional investors and analysts are welcomed and have equal opportunity to meet our management about performance, corporate governance and other matters related to shareholders' interest.

The Company also maintain two websites at www.topglove.com.my and http://topglove.asiaep.com from which shareholders and stakeholders can access for information.

ACCOUNTABILITY AND AUDIT

Financial Reporting

Statement of Directors' Responsibilities in respect of Audited Financial Statements pursuant to Paragraph 15.27 (a) of Bursa Securities Listing Requirements.

The Directors are responsible to ensure that financial statements are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia. In presenting the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and prepared on a going concern basis. The Directors also strive to ensure that financial reporting present a balanced and understandable assessment of the Company's position and prospects.

Quarterly financial statements are reviewed by the Audit Committee and approved by the Board of Directors prior to release to Bursa Securities within stipulated time frame.

Internal Control

The Board acknowledges its responsibility for maintaining a sound system of internal controls, which provides reasonable assessment of effective and efficient operations, internal financial controls, and compliance with laws and regulations as well as with internal procedures and guidelines. The internal control system also aims at identifying and managing any risks that the Company may encounter in pursuit of its business objectives. A Statement on Internal Control of the Company is set out on page 36 of the Annual Report.

Relationship with the Auditors

The external auditors, Messrs. Ernst & Young and Messrs. William C.H. Tan & Associates have continued to report to members of the Company on their findings which are included as part of the Company's statutory financial statements. The Company has thus established a transparent arrangement with the auditors to meet auditors' professional requirements. From time to time, the auditors highlight to the Audit Committee and Board of Directors on matters that require Board's attention through the issuance of management letters.

OTHER COMPLIANCE INFORMATION

1. Utilisation Of Proceeds

The Company did not raise funds through any corporate proposal during the financial year.

2. Recurrent Related Party Transactions

During the financial year, there were no recurrent related party transactions of revenue or trading nature involving the Directors or Substantial Shareholders of the Company.

3. Share Buy-backs

During the financial year, the Company does not have a scheme to buy-back its own shares.

4. American Depository Receipt ("ADR") Or Global Depository Receipt ("GDR") Programmes

During the financial year, the Company did not sponsor any ADR or GDR programmes.

5. Imposition Of Sanctions And/Or Penalties

There were no sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or Management by the relevant regulatory bodies.

6. Non-Audit Fees

An amount of RM99,213 was paid to the external auditors during the year as non-audit fees .

7. Variation In Results

There was no material variance between the results of the financial year and the unaudited results previously announced. The Company did not make any release on the profit estimate, forecast or projections for the financial year.

8. Profit Guarantees

During the financial year, there were no profit guarantees given by the Company.

9. Material Contracts

During the financial year, there were no material contracts entered into by the Company and its subsidiaries involving Directors' and major shareholders' interests.

10. Contracts Relating To Loans

There were no material contracts relating to loans entered into by the Company involving Directors and major shareholders.

11. Options, Warrants or Convertible Securities

The ESOS of the Company was officially implemented on 29 April 2003. During the current financial year ended 31 August 2005, a total of 2,520,600 new ordinary shares were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up share capital of the Company as at 31 August 2005 are as follow :-

	No. of shares	**RM**
As at 1 September 2003	93,059,000	93,059,000
Ordinary shares issued pursuant to the ESOS at RM1.00 each	620,500	620,500
	93,679,500	93,679,500
Subdivision of shares from RM1.00 each to RM0.50 on 16 February 2005	**187,359,000**	**93,679,500**
Ordinary shares issued pursuant to ESOS at RM0.50 each	1,279,600	639,800
As at 31 August 2005	**188,638,600**	**94,319,300**

Other than the above, there were no issuance of options, warrants or convertible securities during the financial year.

12. Revaluation of Landed Properties

The Company does not have a revaluation policy on landed properties.

Statement On Internal Control

The Board acknowledges its responsibility in establishing an efficient and effective system of internal control covering not only financial controls but also controls relating to operational compliance and risk management to safeguard shareholders' investment and the Group's assets. There is an on-going review process by the Board to ensure the adequacy and integrity of the system. Such a system is designed to identify and to manage rather than eliminate the risk of failure. Accordingly, the system can only provide reasonable and not absolute assurance against material misstatement, loss or fraud.

The Group's internal control mechanism is embedded in the various work processes and procedures at appropriate levels in the Group. The Managing Director ("MD") and senior management team, comprising experienced personnel with vast specialised industry experience, are assigned the responsibility of managing the Group. They are accountable for the conduct and performance of their operations within their respective businesses. The MD and senior management monitor the day-to-day affairs of the Group through review of performance and operations reports, as well as attending management meetings. Any significant issues are immediately brought to the attention of the MD, who in turn, will bring these matters before the Board.

The Audit Committee is also responsible for reviewing and monitoring the effectiveness of the Group's system of internal control. In this respect, the Internal Audit Department of the Company which was set up in the financial year ended 31 August 2003, conducts regular reviews on the Group's various operations and reports directly to the Audit Committee. The external auditors provide assurance in the form of their annual statutory audit of the financial statements. Further areas for improvement identified during the course of the statutory audit by the external auditors are brought to the attention of the Audit Committee through management letters, or discussed at Audit Committee meetings.

The key processes that the Group has established in reviewing the adequacy and integrity of the Group's system of internal control include the following:

1) Company's Policies and Procedures which set out guidelines and the expected standards for the Group's operations. The policies and procedures are under regular review and update so as to maintain its effectiveness at all time.

2) Periodical and/or annual budgeting and target setting and review system for every operation of the Group. Analysis, data comparison and reporting of variances against targets are presented in the Group's various management meetings which provide the framework for monitoring and controlling mechanism.

3) Requirement for the submission of regular and timely financial and comprehensive management reports to the management.

4) Clearly defined organisation structure of the various departments with clearly defined delegation of responsibilities and accountability. It sets out the decision that needs to be taken and the appropriate approving authority at various levels of the management including matters that requires Board's approval.

5) Setting up monetary limits to the various level of delegated authority in order to minimize the risks of unauthorized transactions.

6) Regular internal audit visits by the Company's Internal Audit Department to assess and provide independent reports and assurance on the state of the internal control system of the Group's various operations.

7) Continuous training and development programmes covering all level of the Group's employees to ensure and to maintain the competency and efficiency of the employees.

8) Compliance review functions to ensure adherence to rules and regulations laid down by the various regulators and authorities.

The Board remains committed towards operating a sound system of internal control and therefore recognises that the system must continuously evolve to support the type of business and size of operations of the Group. As such, the Board will, when necessary, put in place appropriate action to further enhance the Group's system of internal control.

There were no material internal control failures nor have any of the reported weaknesses resulted in material losses or contingencies during the financial year.

This statement is made in accordance with a resolution of the Board of Directors dated 28 October 2005.

Audit Committee Report

TERMS OF REFERENCE OF AUDIT COMMITTEE

1. MEMBERSHIP

Members	Designation
(a) **Tan Sri Datuk (Dr) Arshad Bin Ayub** *Independent Non-Executive Director*	*Chairman*
(b) **Dato' Dr. Lim, Wee-Chai** *Executive Chairman / Managing Director*	*Member*
(c) **Sekarajasekaran a/l Arasaratnam** *Independent Non-Executive Director*	*Member*
(d) **Quah Chin Chye** *Independent Non-Executive Director*	*Member*

2. COMPOSITION OF MEMBERS

The Board shall elect the Audit Committee members from amongst themselves, comprising no fewer than three (3) directors, where the majority shall be independent directors. The term of office of the audit committee is two (2) years and may be re-nominated and appointed by the Board of Directors.

In this respect, the Board adopts the definition of "independent director" as defined under the Bursa Malaysia Securities Berhad's Listing Requirements ("Bursa Securities LR").

At least one member of the Audit Committee must be:

(a) a member of the Malaysian Institute of Accountant ("MIA"); or

(b) if he is not a member of MIA, he must have at least 3 years of working experience and:

i. he must have passed the examinations specified in Part 1 of the 1st Schedule of the Accountants Act 1967; or

ii. he must be a member of one of the associations of the accountants specified in Part 11 of the First Schedule of the Accountants Act 1967;
or

(c) fulfills such other requirements as prescribed by Bursa Securities.

No alternate director of the Board shall be appointed as a member of the Audit Committee.

Retirement and resignation

If a member of the Audit Committee resigns, dies, or for any reason ceases to be a member with the result that the number of members is reduced below three (3), the Board shall within three (3) months of the event appoint such number of the new members as may be required to fill the vacancy.

3. CHAIRMAN

The Chairman of the Audit Committee, elected from amongst the Audit Committee members, shall be an independent director. The Chairman of the Committee shall be approved by the Board of Directors.

4. SECRETARY

The Secretary of the Audit Committee shall be the Company Secretary.

The Secretary shall be responsible for drawing up the agenda with concurrence of the Chairman and circulating it, supported by explanatory documentation to members of the Audit Committee prior to each meeting.

The Secretary shall also be responsible for keeping the minutes of meetings of the Audit Committee, circulating them to members of the Audit Committee and to the other members of the Board of Directors and for following up outstanding matters.

5. MEETINGS

The Audit Committee meetings shall be conducted at least four (4) times annually, or more frequently as circumstances dictate. In addition, the Chairman may call for additional meetings at any time at the Chairman's discretion.

In the absence of the Chairman, the other independent director shall be the Chairman for that meeting.

The members of the Audit Committee, Financial Controller, Finance Manager and the head of internal audit will normally be in attendance at the meetings. Representatives of the external auditors are to be in attendance at meeting where matters relating to the audit of the statutory accounts and/or external auditors are to be discussed.

Other directors, officers and employees of the Company and/or Group may be invited to attend, except for those portions of the meetings where their presence is considered inappropriate, as determined by the Audit Committee. However, at least once a year the Audit Committee shall meet with the external auditors.

Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and also to the other members of the Board of Directors. The Audit Committee Chairman shall report on each meeting to the Board of Directors.

6. QUORUM

The quorum for the Audit Committee meeting shall be the majority of members present whom must be independent directors.

7. REPORTING

The Audit Committee shall report to the Board of Directors, either formally in writing, or verbally, as it considers appropriate on the matters within its terms of reference at least once a year, but more frequently if it so wishes.

The Audit Committee shall report to the Board of Directors on any specific matters referred to it by the Board for investigation and report.

8. OBJECTIVES

The principal objectives of the Audit Committee is to assist the Board of Directors in discharging its statutory duties and responsibilities relating to accounting and reporting practices of the holding company and each of its subsidiaries. In addition, the Audit Committee shall:

a) evaluate the quality of the audits performed by the internal and external auditors;

b) provide assurance that the financial information presented by management is relevant, reliable and timely;

c) oversee compliance with laws and regulations and observance of a proper code of conduct; and

d) determine the quality, adequacy and effectiveness of the Group's control environment.

9. AUTHORITY

The Audit Committee shall, in accordance with a procedure to be determined by the Board of Directors and at the expense of the Company:

(a) authorise to investigate any activity within its terms of reference. All employees shall be directed to co-operate as requested by members of the Audit Committee;

(b) have full and unlimited/ unrestricted access to all information and documents/resources which are required to perform its duties as well as to the internal and external auditors and senior management of the Company and Group;

(c) obtain, at the expense of the Company, other independent professional advice or other advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary;

(d) be able to convene meetings with the external auditors, without the attendance of the executive members of the Audit Committee, whenever deemed necessary; and

(e) be able to make relevant reports when necessary to the relevant authorities if a breach of the Bursa Securities LR occurred.

10. DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee are as follow:

a) To review the maintenance and control of an effective accounting system;

b) To review the Group's public accountability and compliance with the law;

c) To ensure the adequacy of internal and external audit procedures;

d) To evaluate the quality of external auditors and make recommendations concerning their appointment and remuneration and to consider the nomination of a person or persons as external auditors;

e) To provide liaison between the external auditors, the management and the Board of Directors and also to review the assistance given by the management to the external auditors;

f) To review the findings of the internal and external auditors;

g) To review the quarterly results and financial statements and annual report prior to submission to the Board of Directors;

h) To monitor any related party transactions that may arise within the Group and to report, if any, transactions between the Group and any related party outside the Group which are not based on arms-length terms and on terms which are disadvantageous to the Group;

i) To report its findings on the financial and management performance, and other material matters to the Board of Directors;

j) To verify the allocation of employees' share option scheme ("ESOS") in compliance with the criteria as stipulated in the Bye-Laws of ESOS of the Company, if any;

k) To act in line with the directions of the Board of Directors; and

l) To consider and examine such other matters as the Audit Committee considers appropriate.

11. SUMMARY OF ACTIVITIES OF THE AUDIT COMMITTEE

The Audit Committee has discharged its duties as set out in its Terms of Reference. The major areas reviewed by the Audit Committee are as follows:

a) Reviewed the Quarterly Reports and the Annual Report to ensure adherence to legal and regulatory reporting requirements and appropriate resolution of all accounting matters requiring significant judgment;

b) Reviewed and deliberated the significant risk areas, internal control and financial matters coming to the attention of the external auditors in the course of their work;

c) Related party transactions which are required to be transacted at an arm's length basis and are not detrimental to the interest of minority shareholders;

d) Emerging financial reporting issues pursuant to the introduction of new accounting standards and additional statutory/ regulatory disclosure requirements;

e) Best Board practices for meeting market expectations and protecting shareholders' interests that were highlighted by the External Auditors;

f) Measures being taken to fortify the existing risk assessment and management processes; and

g) Verified the allocation of option shares pursuant to the ESOS to eligible employees had been made in accordance with the criteria of allocation of option shares as set out in the Bye-Laws of the ESOS.

12. SUMMARY OF ACTIVITIES OF THE INTERNAL AUDIT DEPARTMENT

The Company has an Internal Audit Department whose principal objective is to undertake regular reviews of the systems of controls, procedures and operations so as to provide reasonable assurance that the internal control system is sound, adequate and satisfactory. The Internal Audit Department reports direct to the Audit Committee. Its role is to provide the Committee with independent and objective reports on the state of internal controls of the operating units within the Group and the extent of compliance by such units with the Group's established policies and procedures and the regulatory requirements of the relevant authorities. The Audit Committee reviews and approves the internal audit plan of the Group submitted by the internal audit manager.

During the financial year ended 31 August 2005, the areas audited included audits of the various departments covering all the factories and subsidiaries within the Group. Internal audit reports were issued to the Audit Committee regularly and tabled in the Audit Committee meetings. The reports are also issued to the respective operations management, incorporating audit recommendations and management responses with regards to any audit findings on the weaknesses in the systems and controls of the operations. The Internal Audit Department also follows up with management on the implementation of the agreed audit recommendations.

MEETINGS AND ATTENDANCE OF AUDIT COMMITTEE

The Members of Audit Committee met four (4) times during the financial year ended 31 August 2005 and the attendance of the members are as follows :-

Members	Meetings Attended
(a) Dato' Dr. Lim, Wee-Chai	4/4
(b) Tan Sri Datuk (Dr) Arshad Bin Ayub	4/4
(c) Sekarajasekaran a/l Arasaratnam	4/4
(d) Quah Chin Chye	4/4


TOP GLOVE
ARDED
O 9001

TOP GLOVE CORPORATION BERHAD (474423-X)

Incorporated in Malaysia under the Companies Act, 1965

Financial Statement 2005

For Financial Year Ended 31 August 2005

The World's Largest Rubber Glove Manufacturer

ays Staying

Directors' Report

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the financial year ended 31 August 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and the provision of management services.

The principal activities of the subsidiaries are described in Note 12 to the financial statements.

There have been no significant changes in the nature of the principal activities during the financial year.

RESULTS

	Group RM	Company RM
Net profit for the year	58,140,598	13,469,936

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.

DIVIDENDS

The amount of dividends paid by the Company since 31 August 2004 were as follows :

	RM
In respect of the financial year ended 31 August 2004 :	
Interim tax exempt dividend of 5%, paid on 6 September 2004	4,651,200
Final tax exempt dividend of 6%, paid on 15 March 2005	5,620,770
Final dividend of 3% less 28% taxation, paid on 15 March 2005	2,023,481
	12,295,451
In respect of the financial year ended 31 August 2005 :	
Interim tax exempt dividend of 6%, paid on 16 September 2005	5,654,664

At the forthcoming Annual General Meeting, a final tax exempt dividend of 6% on 188,866,100 ordinary shares amounting to RM5,665,983 (3 sen per share) and a final dividend of 4% less 28% taxation amounting to RM2,719,672 (1.44 sen per share) in respect of the financial year ended 31 August 2005 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the financial year ending 31 August 2006.

DIRECTORS

The names of the directors of the Company in office since the date of the last report and at the date of this report are :

Dato' Dr. Lim, Wee-Chai
Tan Sri Datuk (Dr.) Arshad bin Ayub
Datin Tong Siew Bee
Haji Shahadan bin Haji Abd Manas
Lim Hooi Sin
Sekarajasekaran a/l Arasaratnam
Lau Boon Ann
Quah Chin Chye
Lee Kim Meow (also alternate to Lim Hooi Sin)

DIRECTORS' BENEFITS

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, other than those arising from the share options granted under the Employee Share Options Scheme ("ESOS").

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than benefits included in the aggregate amount of emoluments received or due and receivable by the directors as shown in Note 6 to the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares in the Company during the financial year were as follows:

	Number of Ordinary Shares of RM1 Each			
	1 September 2004	**Bought**	**Sold**	**Balance prior to share split***
Dato' Dr. Lim, Wee-Chai				
- direct	29,165,179	199,000	–	29,364,179
- indirect	14,632,351	–	(19,000)	14,613,351
Tan Sri Datuk (Dr.) Arshad bin Ayub	1,500,000	–	–	1,500,000
Datin Tong Siew Bee				
- direct	1,642,098	–	–	1,642,098
- indirect	42,155,432	199,000	(19,000)	42,335,432
Haji Shahadan bin Haji Abd Manas	58,200	–	–	58,200
Lim Hooi Sin				
- direct	2,489,565	–	–	2,489,565
- indirect	41,307,965	199,000	(19,000)	41,487,965
Sekarajasekaran a/l Arasaratnam	3,783,989	–	–	3,783,989
Lau Boon Ann	98,200	–	–	98,200
Lee Kim Meow	268,506	–	–	268,506

	Number of Ordinary Shares of RM0.50 Each			
	Balance after share split*	Bought	Sold	31 August 2005
Dato' Dr. Lim, Wee-Chai				
- direct	58,728,358	–	–	**58,728,358**
- indirect	29,226,702	–	–	**29,226,702**
Tan Sri Datuk (Dr.) Arshad bin Ayub	3,000,000	–	(625,000)	**2,375,000**
Datin Tong Siew Bee				
- direct	3,284,196	–	–	**3,284,196**
- indirect	84,670,864	–	–	**84,670,864**
Haji Shahadan bin Haji Abd Manas	116,400	160,000	–	**276,400**
Lim Hooi Sin				
- direct	4,979,130	–	–	**4,979,130**
- indirect	82,975,930	–	–	**82,975,930**
Sekarajasekaran a/l Arasaratnam	7,567,978	–	–	**7,567,978**
Lau Boon Ann	196,400	–	–	**196,400**
Lee Kim Meow	537,012	–	–	**537,012**

	Number of Options over Ordinary Shares of RM1 Each			
	1 September 2004	Granted	Exercised	Balance prior to share split*
Dato' Dr. Lim, Wee-Chai	180,000	–	(180,000)	–
Datin Tong Siew Bee	80,000	–	–	80,000
Lim Hooi Sin	80,000	–	–	80,000
Haji Shahadan bin Haji Abd Manas	80,000	–	–	80,000
Lee Kim Meow	80,000	–	–	80,000

	Number of Options over Ordinary Shares of RM0.50 Each			
	Balance after share split*	Granted	Exercised	31 August 2005
Dato' Dr. Lim, Wee-Chai	–	252,000	–	**252,000**
Datin Tong Siew Bee	160,000	112,000	–	**272,000**
Lim Hooi Sin	160,000	96,000	–	**256,000**
Haji Shahadan bin Haji Abd Manas	160,000	112,000	(160,000)	**112,000**
Lee Kim Meow	160,000	112,000	–	**272,000**

**Share split into two (2) new ordinary shares of RM0.50 each for every one (1) existing ordinary share of RM1.00 each.*

Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee and Lim Hooi Sin by virtue of their interest in shares of the Company are also deemed interested in shares of all the subsidiaries to the extent the Company has an interest.

None of the other directors in office at the end of the financial year had any interest in shares in the Company or its related corporations or in share options in the Company during the financial year.

ISSUE OF SHARES

During the financial year, the Company increased its issued and paid-up share capital from RM93,059,000 to RM94,319,300 by way of:

(i) the issuance of 620,500 ordinary shares of RM1 each pursuant to the ESOS at an option price of between RM1.73 and RM7.26 per ordinary share.

(ii) the issuance of 1,279,600 ordinary shares of RM0.50 each pursuant to the ESOS at an option price of between RM0.87 and RM4.19 per ordinary share.

Subsequent to the end of the financial year, the Company increased its issued and paid-up share capital from RM94,319,300 to RM94,433,050 by way of the issuance of 227,500 ordinary shares of RM0.50 each pursuant to the ESOS at an option price of between RM3.92 and RM4.50 per ordinary share.

All the new ordinary shares that were issued rank pari passu in all respects with the existing shares.

EMPLOYEE SHARE OPTIONS SCHEME

The Company's ESOS is governed by the by-laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2003 and became effective on 29 April 2003.

The main features and other terms of the ESOS are disclosed in Note 23 to the financial statements.

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the names of employees who have been granted options to subscribe for 162,000 or less ordinary shares. The list of employees granted options to subscribe for more than 162,000 ordinary shares during the financial year is as follows:

Name	Grant Date	Expiry Date	Exercise Price RM	Number of Share Options		
				Granted	Exercised	31.8.2005
Dato' Dr. Lim, Wee-Chai	6.6.2005	29.4.2008	4.01	252,000	–	**252,000**

OTHER STATUTORY INFORMATION

(a) Before the income statements and balance sheets of the Group and of the Company were made out, the directors took reasonable steps:

   (i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that there were no known bad debts and that adequate provision had been made for doubtful debts; and

   (ii) to ensure that any current assets which were unlikely to realise their value as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumtances which would render:

   (i) it necessary to write off any bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; and

   (ii) the values attributed to the current assets in the financial statements of the Group and of the Company misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

(d) At the date of this report, the directors are not aware of any circumtances not otherwise dealt with in this report or financial statements of the Group and of the Company which render any amount stated in the financial statements misleading.

(e) As at the date of this report, there does not exist:

   (i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

   (ii) any contingent liability of the Group or of the Company which has arisen since the end of the financial year.

(f) In the opinion of the directors:

   (i) no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group or of the Company to meet their obligations when they fall due; and

   (ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

SUBSEQUENT EVENT

The subsequent event is disclosed in Note 30 to the financial statements.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors

DATO' DR. LIM, WEE-CHAI

QUAH CHIN CHYE

Klang, Malaysia
Date: 28 October 2005

Statement By Directors

PURSUANT TO SECTION 169 (15) OF THE COMPANIES ACT, 1965

We, **DATO' DR. LIM, WEE-CHAI** and **QUAH CHIN CHYE**, being two of the directors of **TOP GLOVE CORPORATION BHD.**, do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages 52 to 87 are drawn up in accordance with applicable MASB Approved Accounting Standards in Malaysia and the provisions of Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Company as at 31 August 2005 and of the results and the cash flows of the Group and of the Company for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors

DATO' DR. LIM, WEE-CHAI

QUAH CHIN CHYE

Klang, Malaysia
Date: 28 October 2005

Statutory Declaration

PURSUANT TO SECTION 169 (16) OF THE COMPANIES ACT, 1965

I, **DATO' DR. LIM, WEE-CHAI**, the director primarily responsible for the financial management of **TOP GLOVE CORPORATION BHD.**, do solemnly and sincerely declare that the accompanying financial statements set out on pages 52 to 87 are in my opinion correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1960.

Subscribed and solemnly declared by the	)	
abovenamed **DATO' DR. LIM, WEE-CHAI**	)	**DATO' DR. LIM, WEE-CHAI**
at Klang in the State of Selangor	)	
on 28 October 2005	)	

Before me,

RAHMAH HAJI ISMAIL
Commissioner for Oaths

Klang, Selangor Darul Ehsan
Malaysia

Report Of The Auditors

TO THE MEMBERS OF TOP GLOVE CORPORATION BHD.

(Incorporated in Malaysia)

We have audited the financial statements set out on pages 52 to 87. These financial statements are the responsibility of the Company's directors.

It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with applicable Approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable MASB Approved Accounting Standards in Malaysia so as to give a true and fair view of :

   (i) the financial position of the Group and of the Company as at 31 August 2005 and of the results and the cash flows of the Group and of the Company for the year then ended; and

   (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by its subsidiary of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and the auditors' reports thereon of the subsidiaries of which we have not acted as auditors, as indicated in Note 12 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification material to the consolidated financial statements and, in respect of subsidiaries incorporated in Malaysia, did not include any comment required to be made under Section 174 (3) of the Act.

ERNST & YOUNG
AF: 0039
Chartered Accountants

LEE AH TOO
No. 2187/09/07(J)
Partner

Melaka, Malaysia
Date: 28 October 2005

Income Statements

For The Year Ended 31 August 2005

	Note	Group		Company	
		2005	2004	2005	2004
		RM	RM	RM	RM
Revenue	3	**641,827,120**	418,133,120	**15,134,000**	12,534,000
Cost of sales		**(524,374,048)**	(334,549,601)	**-**	-
Gross profit		**117,453,072**	83,583,519	**15,134,000**	12,534,000
Other operating income		**3,675,958**	2,012,321	**-**	-
Distribution and selling costs		**(27,594,798)**	(21,924,162)	**-**	-
Administrative and general expenses		**(23,107,391)**	(16,643,513)	**(886,885)**	(382,196)
Profit from operations	4	**70,426,841**	47,028,165	**14,247,115**	12,151,804
Finance costs, net	7	**(4,681,591)**	(1,838,049)	**-**	-
Profit before taxation		**65,745,250**	45,190,116	**14,247,115**	12,151,804
Taxation	8	**(7,568,234)**	(5,245,627)	**(777,179)**	(1,568,000)
Profit after taxation		**58,177,016**	39,944,489	**13,469,936**	10,583,804
Minority interests		**(36,418)**	(409,996)	**-**	-
Net profit for the year		**58,140,598**	39,534,493	**13,469,936**	10,583,804
Earnings per share (sen)					
Basic	9	**31.04**	21.30		
Diluted	9	**30.85**	21.24		

The accompanying notes form an integral part of the financial statements.

Balance Sheets

As At 31 August 2005

	Note	Group		Company	
		2005	2004	2005	2004
		RM	RM	RM	RM
NON-CURRENT ASSETS					
Property, plant and equipment	11	**295,295,612**	178,205,342	-	-
Investments in subsidiaries	12	-	-	**29,347,605**	25,975,213
Other investment	13	**138,930**	43,900	-	-
Due from a subsidiary	14	-	-	**60,416,042**	53,908,646
Goodwill on consolidation		**5,324,691**	5,330,496	-	-
		300,759,233	183,579,738	**89,763,647**	79,883,859
CURRENT ASSETS					
Inventories	15	**62,727,043**	40,305,153	-	-
Trade receivables	16	**112,320,571**	61,594,121	-	-
Other receivables	17	**5,569,020**	5,354,761	**19,887,178**	20,483,178
Cash and bank balances	18	**25,127,982**	24,611,187	**15,347**	7,852
		205,744,616	131,865,222	**19,902,525**	20,491,030
CURRENT LIABILITIES					
Borrowings	19	**84,291,258**	39,954,719	-	-
Trade payables	21	**78,528,817**	50,029,681	-	-
Other payables	22	**41,440,382**	26,207,960	**339,155**	267,900
Tax payable		**592,514**	1,849,856	-	-
Dividends payable		**5,654,664**	4,651,200	**5,654,664**	4,651,200
		210,507,635	122,693,416	**5,993,819**	4,919,100
NET CURRENT (LIABILITIES)/ASSETS		**(4,763,019)**	9,171,806	**13,908,706**	15,571,930
		295,996,214	192,751,544	**103,672,353**	95,455,789
FINANCED BY :					
Share capital	23	**94,319,300**	93,059,000	**94,319,300**	93,059,000
Reserves		**120,483,907**	68,443,894	**9,353,053**	2,396,789
Shareholders' equity		**214,803,207**	161,502,894	**103,672,353**	95,455,789
Minority interests		**1,231,754**	1,163,277	-	-
		216,034,961	162,666,171	**103,672,353**	95,455,789
Borrowings	19	**69,898,998**	23,167,373	-	-
Deferred taxation	24	**10,062,255**	6,918,000	-	-
Non-current liabilities		**79,961,253**	30,085,373	-	-
		295,996,214	192,751,544	**103,672,353**	95,455,789

The accompanying notes form an integral part of the financial statements.

Statements Of Changes In Equity

For The Year Ended 31 August 2005

		← Non distributable		→	Distributable	
	Share capital RM	Share premium RM	Foreign exchange reserve RM	Legal reserve RM	Retained profits RM	Total RM
Group						
At 1 September 2003	92,197,000	876,196	354,439	–	37,143,006	130,570,641
Issuance of shares under ESOS	862,000	1,413,468	–	–	–	2,275,468
Share issue expenses	–	(10,376)	–	–	–	(10,376)
Currency translation differences *	–	–	(349,276)	–	–	(349,276)
Net profit for the year	–	–	–	–	39,534,493	39,534,493
Dividends (Note 10)	–	–	–	–	(10,518,056)	(10,518,056)
At 31 August 2004	93,059,000	2,279,288	5,163	–	66,159,443	161,502,894
Issuance of shares under ESOS	1,260,300	6,791,292	–	–	–	8,051,592
Share issue expenses	–	(6,049)	–	–	–	(6,049)
Currency translation differences *	–	–	413,087	–	–	413,087
Net profit for the year	–	–	–	–	58,140,598	58,140,598
Amount transfer to legal reserve	–	–	–	798,963	(798,963)	–
Dividends (Note 10)	–	–	–	–	(13,298,915)	(13,298,915)
At 31 August 2005	**94,319,300**	**9,064,531**	**418,250**	**798,963**	**110,202,163**	**214,803,207**

* *Representing net gain/(loss) not recognised in the income statement.*

	Share capital RM	Non distributable Share premium RM	Distributable Retained profits RM	Total RM
Company				
At 1 September 2003	92,197,000	876,196	51,753	93,124,949
Issuance of shares under ESOS	862,000	1,413,468	–	2,275,468
Share issue expenses	–	(10,376)	–	(10,376)
Net profit for the year	–	–	10,583,804	10,583,804
Dividends (Note 10)	–	–	(10,518,056)	(10,518,056)
At 31 August 2004	93,059,000	2,279,288	117,501	95,455,789
Issuance of shares under ESOS	1,260,300	6,791,292	–	8,051,592
Share issue expenses	–	(6,049)	–	(6,049)
Net profit for the year	–	–	13,469,936	13,469,936
Dividends (Note 10)	–	–	(13,298,915)	(13,298,915)
At 31 August 2005	**94,319,300**	**9,064,531**	**288,522**	**103,672,353**

The accompanying notes form an integral part of the financial statements.

Cash Flow Statements

For The Year Ended 31 August 2005

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**65,745,250**	45,190,116	**14,247,115**	12,151,804
Adjustments for :				
Depreciation	**18,619,858**	13,538,507	-	-
Loss/(gain) on disposal of property, plant and equipment	**197,317**	(46,058)	-	-
Property, plant and equipment written off	-	27,001	-	-
Unrealised foreign exchange losses/(gains)	**243,526**	(223,328)	-	-
Interest expense	**4,825,843**	1,908,985	-	-
Interest income	**(144,252)**	(70,936)	-	-
Operating profit before working capital changes	**89,487,542**	60,324,287	**14,247,115**	12,151,804
Increase in receivables	**(50,899,984)**	(16,066,660)	**(5,911,396)**	(3,541,371)
Increase in inventories	**(22,421,890)**	(8,138,939)	-	-
Increase in payables	**43,731,558**	18,166,364	**71,255**	23,900
Cash generated from operations	**58,897,226**	54,285,052	**8,406,974**	8,634,333
Interest paid	**(4,825,843)**	(1,908,985)	-	-
Tax paid	**(5,681,321)**	(1,798,057)	**(777,179)**	(1,568,000)
Net cash generated from operating activities	**49,390,062**	50,578,010	**7,629,795**	7,066,333
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(135,703,737)**	(49,583,139)	-	-
Acquisition of a subsidiary	-	(2)	-	-
Purchase of additional shares in subsidiaries	-	(8,744,250)	-	-
Additional investment in subsidiaries	-	-	**(3,372,392)**	-
Interest received	**144,252**	70,936	-	-
Purchase of investment	**(95,030)**	(28,000)	-	-
Proceeds from disposal of property, plant and equipment	**287,294**	358,724	-	-
Net cash used in investing activities	**(135,367,221)**	(57,925,731)	**(3,372,392)**	-

Cash Flow Statements

For The Year Ended 31 August 2005 (cont'd)

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares	**8,051,592**	2,275,468	**8,051,592**	2,275,468
Proceeds from issuance of shares by subsidiaries	**-**	367,310	**-**	-
Share issue expenses	**(6,049)**	(10,376)	**(6,049)**	(10,376)
Payment of dividends	**(12,295,451)**	(9,549,736)	**(12,295,451)**	(9,549,736)
Repayment of hire purchase payables	**(4,273,332)**	(2,505,017)	**-**	-
Drawdown of term loans	**69,547,020**	15,900,000	**-**	-
Repayment of term loans	**(8,158,730)**	(3,399,087)	**-**	-
Short term borrowings	**41,306,051**	3,953,516	**-**	-
Net cash generated from/(used in) financing activities	**94,171,101**	7,032,078	**(4,249,908)**	(7,284,644)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(8,193,942)**	(315,643)	**7,495**	(218,311)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**16,618,281**	16,933,924	**7,852**	226,163
CASH AND CASH EQUIVALENTS AT END OF YEAR (NOTE 18)	**24,812,223**	16,618,281	**15,347**	7,852

The accompanying notes form an integral part of the financial statements.

1. CORPORATE INFORMATION

The principal activities of the Company are investment holding and the provision of management services. The principal activities of the subsidiaries are described in Note 12. There were no significant changes in the nature of the principal activities during the financial year.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad. The principal place of business of the Company is located at Lot 4969, Jalan Teratai, Batu 6, off Jalan Meru, 41050 Klang, Selangor.

The number of employees in the Group at the end of the financial year was 6,298 (2004 : 3,275) and 10 (2004:Nil) respectively.

The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 28 October 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial statements of the Group and of the Company have been prepared under the historical cost convention and comply with the provisions of the Companies Act, 1965 and applicable MASB Approved Accounting Standards in Malaysia.

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. Subsidiaries are those entities in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Acquisition of subsidiaries which meet the criteria for merger are accounted for using merger accounting principles. When the merger method is used, the cost of investment in the Company's book is recorded at the nominal value of shares issued and the difference between the carrying value of the investment and the nominal value of shares acquired is treated as merger reserve or merger deficit. The results of the companies being merged are included as if the merger has been effected through the current and previous financial years. All the subsidiaries are consolidated using the merger method of accounting except for the subsidiaries of Top Glove Sdn. Bhd., which are accounted for under the acquisition method.

Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition and these values are reflected in the consolidated balance sheet. The difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition is included in the consolidated balance sheet as goodwill or negative goodwill arising on consolidation.

Intragroup transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill and exchange differences.

Minority interest in the consolidated balance sheet consist of the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at acquisition date and the minorities' share of movements in the acquiree's equity since then.

(c) Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill is stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(n). Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill is not amortised.

(d) Investments in Subsidiaries

The Company's investments in subsidiaries are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(n).

On disposal of such investments, the difference between net disposal proceeds and their carrying amounts is recognised in the income statement.

(e) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(n).

Freehold land and capital work-in-progress are not depreciated. Leasehold land is depreciated over the period of the respective lease which ranges from 50 years to 72 years. Depreciation of other property, plant and equipment is provided for on a straight line basis to write off the cost of each asset to its residual value over the estimated useful life at the following annual rates :

Buildings	2% - 5%
Plant and equipment	10%
Other assets	10% - 20%

Upon the disposal of an item of property, plant or equipment, the difference between the net disposal proceeds and the carrying amount is recognised in the income statement.

(f) Inventories

Inventories are stated at the lower of cost (determined on the first-in, first-out basis) and net realisable value. The cost of finished goods and work-in-progress comprise raw materials, direct labour, other direct costs and appropriate proportions production overheads.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale.

(g) Cash and Cash Equivalents

For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and at bank and deposits at call which have an insignificant risk of changes in value, net of outstanding bank overdrafts.

(h) Hire Purchases

Assets acquired by way of hire purchase are stated at an amount equal to the lower of their fair values and the present value of the minimum hire purchase payments at the inception of the hire purchase, less accumulated depreciation and impairment losses. The corresponding liability is included in the balance sheet as borrowings. In calculating the present value of the minimum hire purchase payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company's incremental borrowing rate is used.

Hire purchase payments are apportioned between the finance costs and the reduction of the outstanding liability. Finance costs, which represent the difference between the total hire purchase commitments and the fair value of the assets acquired, are recognised as an expense in the income statement over the term of the relevant hire purchase so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The depreciation policy for assets purchased under hire purchase is consistent with that for depreciable property, plant and equipment as described in Note 2(e).

(i) Provisions for Liabilities

Provisions for liabilities are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying ecomonic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation.

(j) Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also recognised directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

(k) Employee Benefits

(i) Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plans

As required by law, companies in Malaysia make contributions to the state pension scheme, the Employees Provident Fund ("EPF"). Such contributions are recognised as an expense in the income statement as incurred.

(iii) Equity compensation benefits

The Top Glove Corporation Bhd.'s ESOS allows the Group's employees to acquire ordinary shares of the Company. No compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(l) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

(i) Sale of goods

Revenue relating to sale of goods is recognised net of sales taxes, discounts and returns upon the transfer of risks and rewards.

(ii) Revenue from services

Revenue from services rendered is recognised net of service taxes and discounts as and when the services are performed.

(iii) Interest income

Interest is recognised on a time proportion basis that reflects the effective yield on the asset.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(m) Foreign Currencies

(i) Foreign currency transactions

Transactions in foreign currencies are initially recorded in Ringgit Malaysia at rates of exchange ruling at the date of the transaction. At each balance sheet date, foreign currency monetary items are translated into Ringgit Malaysia at exchange rates ruling at that date, unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Non-monetary items initially denominated in foreign currencies, which are carried at historical cost are translated using the historical rate as of the date of acquisition and non monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. All exchange differences are taken to the income statement.

(m) Foreign Currencies *(cont'd)*

(ii) Foreign entities

Financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the assets and liabilites, and at exchange rates at the date of the transactions with respect to the income statement. All resulting translation differences are recognised in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The principal exchange rates used for each respective unit of foreign currency ruling at balance sheet date used are as follows :

	2005 RM	2004 RM
United States Dollars	3.77	3.80
Singapore Dollars	2.15	2.15
Thailand Baht	0.09	0.09
China, Yuan Renminbi	0.47	0.46

(n) Impairment of Assets

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows. An impairment loss is recognised as an expense in the income statement immediately.

(o) Financial Instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are recognised directly in equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) Other Non-Current Investments

Non-current investments other than investments in subsidiaries are stated at cost less impairment losses. On disposal of an investment, the difference between net disposal proceeds and its carrying amount is recognised in the income statement.

(ii) Trade Receivables

Trade receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

(o) Financial Instruments *(cont'd)*

(iii) Trade Payables

Trade payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(iv) Interest-Bearing Borrowings

Interest-bearing bank loans and overdrafts are recorded at the amount of proceeds received, net of transaction costs.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate which is the weighted average of the borrowing costs applicable to the Group's borrowings that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining another qualifying asset. For borrowings made specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of that borrowing.

All other borrowing costs are recognised as an expense in the income statement in the period in which they are incurred.

(v) Equity Instruments

Ordinary shares are classified as equity. Dividends on ordinary shares are recognised in equity in the period in which they are declared.

The transaction costs of an equity transaction are accounted for as a deduction from equity. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

(vi) Derivative Financial Instruments

Derivative financial statements are not recognised in the financial statements on inception.

Forward foreign exchange contracts :

The underlying foreign currency assets or liabilities are translated at their respective hedged exchange rates and all exchange gains or losses are recognised as income or expense in the income statement in the same period as the exchange differences on the underlying hedged items. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transactions, at which time they are included in the measurement of such transactions.

3. REVENUE

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
Sales of goods net of discounts	**641,827,120**	418,133,120	**-**	-
Management fees receivable from subsidiaries	**-**	-	**334,000**	334,000
Dividends received from subsidiaries	**-**	-	**14,800,000**	12,200,000
	641,827,120	418,133,120	**15,134,000**	12,534,000

4. PROFIT FROM OPERATIONS

Profit from operations is stated after charging/(crediting) :

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
Auditors' remuneration	**110,844**	103,719	**18,000**	16,000
Depreciation	**18,619,858**	13,538,507	**-**	-
Non-executive directors' remuneration (Note 6)	**118,580**	107,800	**118,580**	107,800
Net foreign exchange losses/(gains) :				
- Realised	**(1,199,015)**	(452,892)	**-**	-
- Unrealised	**243,526**	(223,328)	**-**	-
Staff costs (Note 5)	**60,970,544**	36,952,401	**251,161**	144,100
Rental expenses	**1,657,078**	1,247,357	**-**	-
Property, plant and equipment written off	**-**	27,001	**-**	-
Loss/(gain) on disposal of property, plant and equipment	**197,317**	(46,058)	**-**	-
Rental income	**(3,000)**	(3,000)	**-**	-

5. STAFF COSTS

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
Wages and salaries	**56,195,555**	33,844,041	**82,343**	-
Social security costs	**727,203**	395,882	**450**	-
Pension costs - defined contribution plan	**1,953,205**	1,411,936	**9,858**	-
Other staff related expenses	**1,936,071**	1,156,442	**-**	-
Directors' fees	**158,510**	144,100	**158,510**	144,100
	60,970,544	36,952,401	**251,161**	144,100

Included in staff costs of the Group and of the Company are executive directors' remuneration amounting to RM2,086,506 (2004: RM1,601,736) and RM193,441 (2004: RM144,100) respectively as further disclosed in Note 6.

6. DIRECTORS' REMUNERATION

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
Directors of the Company				
Executive:				
Salaries and other emoluments	**1,760,181**	1,332,716	**31,187**	–
Pension costs - defined contribution plan	**167,815**	124,920	**3,744**	–
Fees	**158,510**	144,100	**158,510**	144,100
Benefits-in-kind	**49,000**	49,000	**–**	–
	2,135,506	1,650,736	**193,441**	144,100
Non-executive :				
Fees	**118,580**	107,800	**118,580**	107,800

Analysis excluding benefits-in-kind:

	Group 2005 RM	Group 2004 RM	Company 2005 RM	Company 2004 RM
Total executive directors' remuneration (Note 5)	**2,086,506**	1,601,736	**193,441**	144,100
Total non-executive directors' remuneration (Note 4)	**118,580**	107,800	**118,580**	107,800
Total directors' remuneration	**2,205,086**	1,709,536	**312,021**	251,900

Executive directors of the Company have been granted the following number of options under the Company's ESOS :

	Group and Company	
	2005	2004
Number of options over ordinary shares of RM1.00 each		
At beginning of year/period	**500,000**	90,000
Granted	**–**	500,000
Exercised	**(180,000)**	(90,000)
Arising from share split	**(320,000)**	–
At end of year/period	**–**	500,000
Number of options over ordinary shares of RM0.50 each		
At beginning of year/period	**–**	–
Arising from share split	**640,000**	–
Granted	**684,000**	–
Exercised	**(160,000)**	–
At end of year/period	**1,164,000**	–

The share options were granted on the same terms and conditions as those offered to other employees of the Group as disclosed in Note 23.

7. FINANCE COSTS, NET

Included in finance costs of the Group are :

	2005 RM	2004 RM
Interest expenses on borrowings	**4,825,843**	1,908,985
Interest income on deposits	**(144,252)**	(70,936)
	4,681,591	1,838,049

8. TAXATION

	Group		Company	
	2005 RM	2004 RM	2005 RM	2004 RM
Tax expense for the year:				
Malaysian income tax	**3,722,401**	2,909,290	**812,000**	1,568,000
Foreign tax	**398,209**	163,870	**–**	–
Under/(over) provided in prior years	**303,369**	9,442	**(34,821)**	–
	4,423,979	3,082,602	**777,179**	1,568,000
Deferred tax (Note 24):				
Relating to origination and reversal of temporary differences	**2,320,832**	2,484,878	**–**	–
Under/(over) provided in prior years	**823,423**	(321,853)	**–**	–
	3,144,255	2,163,025	**–**	–
	7,568,234	5,245,627	**777,179**	1,568,000

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2004 : 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Company is as follows:

	2005 RM	2004 RM
Group		
Profit before taxation	**65,745,250**	45,190,116
Taxation at Malaysian statutory tax rate of 28% (2004 : 28%)	**18,408,670**	12,653,232
Effect of different tax rates in other countries	**165,235**	31,984
Effect of income subject to tax rate of 20%	**(41,260)**	(41,399)
Effects of tax incentives claimed by foreign subsidiaries	**(2,128,999)**	(1,226,181)
Expenses not deductible for tax purposes	**631,864**	253,078
Utilisation of current year's reinvestment allowances	**(5,662,868)**	(5,452,804)

8. TAXATION (CONT'D)

	2005 RM	2004 RM
Group		
Effect of utilisation of previously unrecognised tax losses	-	(5,410)
Deferred tax assets recognised on reinvestment allowances	**(4,932,545)**	(779,212)
Deferred tax assets not recognised in respect of current year's tax losses	**1,282**	124,750
Under/(over)provision of deferred tax in prior year	**823,423**	(321,853)
Underprovision of income tax expense in prior years	**303,432**	9,442
Tax expense for the year	**7,568,234**	5,245,627
Company		
Profit before taxation	**14,247,115**	12,151,804
Taxation at Malaysian statutory tax rate of 28% (2004 : 28%)	**3,989,192**	3,402,505
Effect of income not subject to tax	**(3,332,000)**	(1,848,000)
Expenses not deductible for tax purposes	**154,808**	18,905
Effect of utilisation of previously unrecognised tax losses	-	(5,410)
Overprovision of tax expense in prior year	**(34,821)**	-
Tax expense for the year	**777,179**	1,568,000

9. EARNINGS PER SHARE

(a) Basic

Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2005	2004
Net profit for the year (RM)	**58,140,598**	39,534,493
Weighted average number of ordinary shares in issue	**187,324,249**	92,785,000
Basic earnings per share (sen)	**31.04**	21.30

(b) Diluted

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares in issue during the financial year have been adjusted for the effects of dilutive potential ordinary shares from conversion of the options granted under ESOS. The adjusted weighted average number of ordinary shares is the weighted average number of ordinary shares in issue during the financial year plus the weighted average number of ordinary shares which would be issued on the conversion of the oustanding options granted under the Company's ESOS into ordinary shares.

9. EARNINGS PER SHARE *(CONT'D)*

	Group	
	2005	2004
Net profit for the year (RM)	58,140,598	39,534,493
Weighted average number of ordinary shares in issue	187,324,249	92,785,000
Effect of dilution: share options	1,116,180	285,000
Adjusted weighted average number of ordinary shares in issue and issuable	188,440,429	93,070,000
Diluted earnings per share (sen)	30.85	21.24

The comparative basic and diluted earnings per share have been restated to take into account the effect of share split as disclosed in Note 23.

10. DIVIDENDS

	Amount		Net Dividends per Share	
	2005	2004	2005	2004
	RM	RM	Sen	Sen
Group and Company				
In respect of financial year 2004				
Interim tax exempt dividend of 5%, paid on 6 September 2004	–	4,651,200	–	2.50
Final tax exempt dividend of 6%, paid on 15 March 2005	–	5,620,770	–	3.00
Final dividend of 3% less 28% taxation, paid on 15 March 2005	–	2,023,481	–	1.08
In respect of financial year 2005				
Interim tax exempt dividend of 6%, paid on 16 September 2005	5,654,664	–	3.00	–
Proposed :				
Final tax exempt dividend of 6%	5,665,983	–	3.00	–
Final dividend of 4% less 28%	2,719,672	–	1.44	–
	14,040,319	12,295,451	7.44	6.58

At the forthcoming Annual General Meeting, a final tax exempt dividend of 6% on 188,866,100 ordinary shares amounting to RM5,665,983 (3 sen per share) and a final dividend of 4% less 28% taxation amounting to RM2,719,672 (1.44 sen per share) in respect of the financial year ended 31 August 2005 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the financial year ending 31 August 2006.

The comparative dividends per ordinary share have been restated to take into account of the effect of share split.

11. PROPERTY, PLANT AND EQUIPMENT

Group	* Land and buildings RM	Plant and equipment RM	** Other assets RM	Capital work-in-progress RM	Total RM
Cost					
At 1 September 2004	71,840,026	130,041,740	12,842,276	4,452,932	219,176,974
Additions	31,177,355	53,467,332	5,884,608	45,498,762	136,028,057
Disposals	-	(547,568)	(117,248)	–	(664,816)
Reclassification	643,510	10,775,069	(652,070)	(10,766,509)	–
Exchange differences	99,546	57,203	474,372	(464,439)	166,682
At 31 August 2005	**103,760,437**	**193,793,776**	**18,431,938**	**38,720,746**	**354,706,897**
Accumulated Depreciation					
At 1 September 2004	4,056,502	32,656,144	4,258,986	-	40,971,632
Depreciation charge for the year	1,280,720	15,543,732	1,795,406	-	18,619,858
Disposals	-	(96,820)	(83,385)	-	(180,205)
Reclassification	-	(148)	148	-	-
At 31 August 2005	**5,337,222**	**48,102,908**	**5,971,155**	**-**	**59,411,285**
Net Book Value					
At 31 August 2005	**98,423,215**	**145,690,868**	**12,460,783**	**38,720,746**	**295,295,612**
At 31 August 2004	67,783,524	97,385,596	8,583,290	4,452,932	178,205,342
Details at 1 September 2003					
Cost	52,356,463	98,329,101	10,065,197	4,438,891	165,189,652
Accumulated Depreciation	2,886,069	21,754,323	3,415,123	–	28,055,515
Depreciation charge for 2004	1,170,984	10,907,646	1,459,877	–	13,538,507

11. PROPERTY, PLANT AND EQUIPMENT *(CONT'D)*

* **Land and buildings**

	Freehold land RM	Long term leasehold land RM	Buildings RM	Total RM
Cost				
At 1 September 2004	19,831,773	3,736,223	48,272,030	71,840,026
Additions	8,372,146	–	22,805,209	31,177,355
Reclassification	518,583	–	124,927	643,510
Exchange differences	(269)	11,532	88,283	99,546
At 31 August 2005	**28,722,233**	**3,747,755**	**71,290,449**	**103,760,437**
Accumulated Depreciation				
At 1 September 2004	–	273,708	3,782,794	4,056,502
Depreciation charge for the year	–	48,187	1,232,533	1,280,720
At 31 August 2005	**–**	**321,895**	**5,015,327**	**5,337,222**
Net Book Value				
At 31 August 2005	**28,722,233**	**3,425,860**	**66,275,122**	**98,423,215**
At 31 August 2004	19,831,773	3,462,515	44,489,236	67,783,524
Details at 1 September 2003				
Cost	10,956,510	6,023,531	35,376,422	52,356,463
Accumulated depreciation	–	199,705	2,686,364	2,886,069
Depreciation charge for 2004	–	74,003	1,096,981	1,170,984

** *Other assets comprise motor vehicles, electrical installation, office furniture and equipment.*

(a) Property, plant and equipment of the Group with the following carrying values are pledged to banks for banking facilities granted to the Group as referred to in Note 19.

	2005 RM	2004 RM
Land and buildings	**52,622,049**	30,739,043
Plant and equipment	**77,984,758**	60,907,306
Other assets	**5,075,611**	362,083
	135,682,418	92,008,432

11. PROPERTY, PLANT AND EQUIPMENT *(CONT'D)*

(b) During the financial year, the Group acquired property, plant and equipment at aggregate costs of RM136,028,057 (2004: RM57,543,139) of which RM324,320 (2004: RM7,960,000) were acquired by means of hire purchase arrangements. Net book values of property, plant and equipment held under hire purchase arrangements are as follows:

	2005 RM	2004 RM
Plant and equipment	**6,891,015**	7,727,749
Motor vehicles	**1,304,790**	1,434,342
	8,195,805	9,162,091

12. INVESTMENTS IN SUBSIDIARIES

	Company	
	2005 RM	2004 RM
Unquoted shares, at cost :		
- in Malaysia	**25,620,022**	25,170,022
- outside Malaysia	**3,727,583**	805,191
	29,347,605	25,975,213

Details of the subsidiaries are as follows :

Name of company	Country of incorporation	Equity interest (%) 2005	2004	Principal activities
Top Glove Sdn. Bhd. ("TGSB")	Malaysia	**100**	100	Manufacture and trading of gloves
TG Medical Sdn. Bhd. *	Malaysia	**100**	100	Manufacture and trading of gloves
Great Glove Sdn. Bhd. *	Malaysia	**100**	100	Trading of gloves
Top Glov Engineering Sdn. Bhd. *	Malaysia	**100**	100	Property investment and trading of machinery
TG Medical (U.S.A.) Inc *	United States of America	**100**	100	Trading of gloves
Subsidiaries of TGSB :				
Great Glove (Thailand) Co. Ltd.*	Thailand	**74**	74	Manufacture of gloves
Top Glove Medical (Thailand) Co. Ltd.*	Thailand	**100**	100	Manufacture of gloves
Top Glove (Zhangjiagang) Co. Ltd.*	The People's Republic of China	**100**	100	Manufacture of gloves
Top Glove International Sdn. Bhd.*	Malaysia	**100**	100	Dormant
Top Glove Technology Sdn. Bhd.*	Malaysia	**100**	100	Dormant

* *Audited by firms of auditors other than Ernst & Young.*

13. OTHER INVESTMENT

	Group	
	2005	2004
	RM	RM
Golf resort membership at cost	**138,930**	43,900

14. DUE FROM A SUBSIDIARY

The amount due from a subsidiary is unsecured, interest free and not receivable within the next twelve months.

15. INVENTORIES

	Group	
	2005	2004
	RM	RM
At cost -		
Raw materials	**13,740,210**	7,637,120
Consumables and hardware	**4,584,566**	3,578,121
Work-in-progress	**5,604,772**	4,924,997
Finished goods	**38,797,495**	24,164,915
	62,727,043	40,305,153

16. TRADE RECEIVABLES

	Group	
	2005	2004
	RM	RM
Trade receivables	**112,327,297**	61,600,847
Less: Provision for doubtful debts	**(6,726)**	(6,726)
	112,320,571	61,594,121

The Group's normal trade credit term ranges from 30 to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

17. OTHER RECEIVABLES

Included in other receivables of the Company are amounts due from subsidiaries of RM19,884,948 (2004 : RM20,480,948) which are unsecured, interest free and with no fixed terms of repayment.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	2005	2004
	RM	RM	RM	RM
Cash on hand and in banks	**23,634,395**	20,255,024	**15,347**	7,852
Fixed deposits with a licensed bank	**1,493,587**	4,356,163	**–**	–
Cash and bank balances	**25,127,982**	24,611,187	**15,347**	7,852
Less :				
Bank overdrafts (Note 19)	**(315,759)**	(7,992,906)	**–**	–
Cash and cash equivalents	**24,812,223**	16,618,281	**15,347**	7,852

Fixed deposits amounting to RM767,325 (2004 : RM739,957) are registered in the name of certain directors, who are holding them in trust for the Group.

Deposits with a licensed bank of the Group amounting to RM913,426 (2004 : RM1,344,895) are pledged to banks as securities.

The weighted average effective interest rates at the balance sheet date and maturities at the end of the financial year of the deposits were as follows:

	Group			
	2005		2004	
	%	Days	%	Days
Licensed banks	**2.8**	365	**2.5**	365

19. BORROWINGS

	Group	
	2005	2004
	RM	RM
Short Term Borrowings		
Secured:		
Bank overdrafts (Note 18)	**315,759**	7,992,906
Bankers' acceptances	**25,197,653**	9,131,106
Export credit refinancing	**13,918,038**	10,627,305
Promissory notes	**4,565,668**	2,739,726
Revolving credits	**8,852,031**	–
Trust receipts	**11,270,798**	–
Term loans	**18,519,744**	5,417,981
Hire purchase payables (Note 20)	**1,651,567**	4,045,695
	84,291,258	39,954,719

19. BORROWINGS *(CONT'D)*

	Group 2005 RM	Group 2004 RM
Long Term Borrowings		
Secured:		
Term loans	**69,695,183**	21,408,656
Hire purchase payables (Note 20)	**203,815**	1,758,717
	69,898,998	23,167,373
Total Borrowings		
Bank overdrafts (Note 18)	**315,759**	7,992,906
Bankers' acceptances	**25,197,653**	9,131,106
Export credit refinancing	**13,918,038**	10,627,305
Promissory notes	**4,565,668**	2,739,726
Revolving credits	**8,852,031**	–
Trust receipts	**11,270,798**	–
Term loans	**88,214,927**	26,826,637
Hire purchase payables (Note 20)	**1,855,382**	5,804,412
	154,190,256	63,122,092
Maturity of borrowings (excluding hire purchase)		
Within one year	**82,639,691**	35,909,024
More than 1 year and less than 2 years	**22,060,363**	5,501,931
More than 2 years and less than 5 years	**40,316,062**	13,631,712
5 years or more	**7,318,758**	2,275,013
	152,334,874	57,317,680

The weighted average effective interest rates at the balance sheet date for borrowings, excluding hire purchase payables were as follows:

	Group 2005 %	Group 2004 %
Bank overdrafts	**7.0**	7.0
Bankers' acceptances	**3.9**	3.8
Export credit refinancing	**3.3**	3.3
Promissory notes	**5.5**	5.2
Revolving credits	**5.8**	–
Trust receipts	**5.0**	–
Term loans	**4.5**	5.6

The above bank borrowings of the Group are secured by way of fixed and floating charges over certain property, plant and equipment and deposits with a licensed bank of the Group as disclosed in Note 11(a) and Note 18 respectively.

20. HIRE PURCHASE PAYABLES

	Group 2005 RM	Group 2004 RM
Minimum hire purchase payments:		
Not later than 1 year	**1,762,724**	4,311,442
Later than 1 year and not later than 2 years	**214,896**	1,741,361
Later than 2 years and not later than 5 years	**7,853**	137,316
	1,985,473	6,190,119
Less :Future finance charges	**(130,073)**	(385,707)
Present value of hire purchase payables	**1,855,400**	5,804,412
Present value of hire purchase payables:		
Not later than 1 year	**1,651,567**	4,045,695
Later than 1 year and not later than 2 years	**196,597**	1,634,801
Later than 2 years and not later than 5 years	**7,218**	123,916
	1,855,382	5,804,412
Analysed as:		
Due within 12 months (Note 19)	**1,651,567**	4,045,695
Due after 12 months (Note 19)	**203,815**	1,758,717
	1,855,382	5,804,412

The hire purchase bore interest at the balance sheet date of between 2.80% to 3.90% (2004 : 3.15% to 5.00%) per annum.

21. TRADE PAYABLES

Included in trade payables of the Group is an amount of RM1,307,056 (2004 : RM841,177) due to Von Bundit Co., Ltd., a corporate shareholder of a subsidiary of the Company, Great Glove (Thailand) Co. Ltd.

The normal trade credit term granted to the Group ranges from 30 to 90 days.

22. OTHER PAYABLES

Included in prior year other payables of the Group is an amount of RM267,198 due to a director. The amount due is unsecured, interest free and has no fixed terms of repayment.

23. SHARE CAPITAL

	Group and Company			
	Number of Ordinary Shares		Amount	
	2005	2004	2005 RM	2004 RM
Authorised :				
Ordinary shares of RM1.00 each				
At beginning of year	**200,000,000**	200,000,000	**200,000,000**	200,000,000
Arising from share split	**(200,000,000)**	–	**(200,000,000)**	–
At end of year	–	200,000,000	–	200,000,000
Ordinary shares of RM0.50 each				
At beginning of year	–	–	–	–
Arising from share split	**400,000,000**	–	**200,000,000**	–
At end of year	**400,000,000**	–	**200,000,000**	–
Issued and fully paid :				
Ordinary shares of RM1.00 each				
At beginning of year	**93,059,000**	92,197,000	**93,059,000**	92,197,000
Issued and paid up during the year:				
- Pursuant to ESOS	**620,500**	862,000	**620,500**	862,000
Arising from share split	**(93,679,500)**	–	**(93,679,500)**	–
At end of year	–	93,059,000	–	93,059,000
Ordinary shares of RM0.50 each				
At beginning of year	–	–	–	–
Arising from share split	**187,359,000**	–	**93,679,500**	–
Issued and paid up during the year:				
- Pursuant to ESOS	**1,279,600**	–	**639,800**	–
At end of year	**188,638,600**	–	**94,319,300**	–

During the financial year, the Company subdivided its existing one ordinary share of RM1.00 each into two (2) ordinary shares of RM0.50 each. As a result, the authorised share capital of the Company has been changed from 200,000,000 units of ordinary shares of RM1.00 each to 400,000,000 units of ordinary shares of RM0.50 each.

Subsequent to the end of the financial year, the Company increased its issued and paid-up share capital from RM94,319,300 to RM94,433,050 by way of the issuance of 227,500 ordinary shares of RM0.50 each pursuant to the ESOS at an option price of between RM3.92 and RM4.50 per ordinary share.

All the new ordinary shares that were issued rank pari passu in all respects with the existing shares.

23. SHARE CAPITAL *(CONT'D)*

Employee Share Options Scheme

The Company's ESOS is governed by the by-laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2003 and became effective on 29 April 2003.

The main features of the ESOS are as follows:

(a) The ESOS shall be in force for a period of five years from the date of the receipt of the last of the requisite approvals.

(b) Eligible persons are employees of the Group (including executive directors) who have been confirmed in the employment of the Group and have served for at least one year before the date of the offer. The eligibility for participation in the ESOS shall be at the discretion of the Options Committee appointed by the Board of Directors.

(c) The total number of shares to be issued under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point of time during the tenure of the ESOS.

(d) The option price for each share shall be the 5-days weighted average market price of the underlying shares at the time the ESOS Options are granted, with a discount of not more than ten percent (10%) if deemed appropriate, or the par value of the ordinary shares of the Company of RM0.50, whichever is the higher.

(e) No option shall be granted for less than 100 shares to any eligible employee.

(f) An option granted under the ESOS shall be capable of being exercised by the grantee by notice in writing to the Company commencing from the date of the offer but before the expiry of five years from the date of the receipt of the last of the requisite approvals.

(g) All new ordinary shares issued upon exercise of the options granted under the ESOS will rank pari passu in all respect with the existing ordinary shares of the Company other than as may be specified in a resolution approving the distribution of dividends prior to their exercise dates.

(h) The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

(i) The options shall not carry any right to vote at a general meeting of the Company.

23. SHARE CAPITAL *(CONT'D)*

Details of share options granted during the financial year are as follows :

2005

			<—— Number of share options over the ordinary shares of RM1.00 each ——>				
Grant Date	Expiry Date	Exercise Price RM	At beginning of year '000	Granted '000	Exercised '000	Lapsed '000	Balance prior to adjustment for share split* '000
5.6.2003	29.4.2008	1.73	26.0	–	(11.0)	–	15.0
6.10.2003	29.4.2008	3.55	9.0	–	(9.0)	–	–
6.1.2004	29.4.2008	4.33	15.0	–	(15.0)	–	–
6.2.2004	29.4.2008	5.24	2.0	–	(2.0)	–	–
6.3.2004	29.4.2008	5.60	8.0	–	(1.0)	–	7.0
6.4.2004	29.4.2008	6.34	14.0	–	–	–	14.0
6.5.2004	29.4.2008	7.00	19.0	–	(3.0)	–	16.0
7.6.2004	29.4.2008	6.28	1,606.0	–	(435.0)	–	1,171.0
6.7.2004	29.4.2008	6.39	50.0	–	(24.0)	–	26.0
6.8.2004	29.4.2008	6.66	44.0	–	(21.0)	–	23.0
6.9.2004	29.4.2008	6.53	–	14.0	(7.0)	–	7.0
6.10.2004	29.4.2008	6.59	–	66.0	(48.0)	–	18.0
6.11.2004	29.4.2008	6.90	–	136.1	(42.5)	(2.4)	91.2
6.12.2004	29.4.2008	7.26	–	21.0	(2.0)	–	19.0
6.1.2005	29.4.2008	7.83	–	52.0	–	–	52.0
4.2.2005	29.4.2008	8.23	–	14.4	–	–	14.4
			1,793.0	303.5	(620.5)	(2.4)	1,473.6

			<—— Number of share options over the ordinary shares of RM0.50 each ——>				
Grant Date	Expiry Date	Exercise Price RM	Balance after adjustment for share split* '000	Granted '000	Exercised '000	Lapsed '000	At end of year '000
5.6.2003	29.4.2008	0.87	30.00	–	(9.0)	–	21.0
6.3.2004	29.4.2008	2.80	14.00	–	(3.0)	–	11.0
6.4.2004	29.4.2008	3.17	28.00	–	(2.0)	–	26.0
6.5.2004	29.4.2008	3.50	32.00	–	(18.0)	–	14.0
7.6.2004	29.4.2008	3.14	2,342.00	–	(920.0)	–	1,422.0
6.7.2004	29.4.2008	3.20	52.00	–	(36.0)	–	16.0
6.8.2004	29.4.2008	3.33	46.00	–	(31.0)	–	15.0

23. SHARE CAPITAL *(CONT'D)*

Grant Date	Expiry Date	Exercise Price RM	Balance after adjustment for share split* '000	Granted '000	Exercised '000	Lapsed '000	At end of year '000
			<——Number of share options over the ordinary shares of RM0.50 each——>				
6.9.2004	29.4.2008	3.27	14.00	–	–	–	14.0
6.10.2004	29.4.2008	3.30	36.00	–	(12.0)	–	24.0
6.11.2004	29.4.2008	3.45	182.40	–	(36.4)	–	146.0
6.12.2004	29.4.2008	3.63	38.00	–	(24.0)	–	14.0
6.1.2005	29.4.2008	3.92	104.00	–	(13.0)	–	91.0
4.2.2005	29.4.2008	4.12	28.80	–	(6.0)	–	22.8
7.3.2005	29.4.2008	4.19	–	87.8	(20.0)	–	67.8
7.4.2005	29.4.2008	4.17	–	186.6	(4.0)	(0.6)	182.0
6.5.2005	29.4.2008	4.03	–	169.2	(12.0)	–	157.2
6.6.2005	29.4.2008	4.01	–	2,216.4	(133.2)	(3.6)	2,079.6
5.7.2005	29.4.2008	4.12	–	77.8	–	–	77.8
5.8.2005	29.4.2008	4.43	–	101.9	–	–	101.9
			2,947.2	2,839.7	(1,279.6)	(4.2)	4,503.1

* *Share split into two (2) new ordinary shares of RM0.50 each for every one (1) existing ordinary share of RM1.00 each.*

2004

Grant Date	Expiry Date	Exercise Price RM	At beginning of year '000	Granted '000	Exercised '000	Lapsed '000	At end of year '000
			<—— Number of share options over the ordinary shares of RM1.00 each ——>				
5.6.2003	29.4.2008	1.73	615.0	–	(589.0)	–	26.0
7.7.2003	29.4.2008	2.32	25.0	–	(25.0)	–	–
6.8.2003	29.4.2008	2.92	34.0	–	(34.0)	–	–
6.10.2003	29.4.2008	3.55	–	50.0	(41.0)	–	9.0
6.11.2003	29.4.2008	4.15	–	25.0	(25.0)	–	–
6.12.2003	29.4.2008	4.10	–	7.0	(7.0)	–	–
6.1.2004	29.4.2008	4.33	–	45.0	(30.0)	–	15.0
6.2.2004	29.4.2008	5.24	–	2.0	–	–	2.0
6.3.2004	29.4.2008	5.60	–	21.0	(13.0)	–	8.0
6.4.2004	29.4.2008	6.34	–	14.0	–	–	14.0
6.5.2004	29.4.2008	7.00	–	19.0	–	–	19.0
7.6.2004	29.4.2008	6.28	–	1,750.0	(91.0)	(53.0)	1,606.0
6.7.2004	29.4.2008	6.39	–	50.0	–	–	50.0
6.8.2004	29.4.2008	6.66	–	51.0	(7.0)	–	44.0
			674.0	2,034.0	(862.0)	(53.0)	1,793.0

23. SHARE CAPITAL *(CONT'D)*

Details of share options exercised during the financial year and the fair value, at exercise date, of ordinary shares issued are as follows :

Exercise Date	Exercise Price RM	Fair Value of Ordinary Shares RM	Number of Share Options '000	Considerations Received RM
2005				
Before share split				
September 2004 - February 2005	1.73 - 6.66	7.26 - 9.14	528.0	3,223,740
October 2004 - February 2005	6.59	7.32 - 9.14	48.0	316,320
November 2004 - February 2005	6.90	7.67 - 9.14	42.5	293,250
December 2004 - February 2005	7.26	8.07 - 9.14	2.0	14,520
After share split				
February 2005 - August 2005	0.87 - 4.12	3.63 - 4.92	1,110.4	3,520,790
March 2005 - August 2005	4.19	4.66 - 4.92	20.0	83,800
April 2005 - August 2005	4.17	4.63 - 4.92	4.0	16,680
May 2005 - August 2005	4.03	4.48 - 4.92	12.0	48,360
June 2005 - August 2005	4.01	4.46 - 4.92	133.2	534,132
				8,051,592
Less: Par value of ordinary shares				(1,260,300)
Share premium				6,791,292
2004				
September 2003 - August 2004	1.73 - 2.92	1.92 - 7.78	648	1,176,250
October 2003 - August 2004	3.55	3.95 - 7.78	41	145,550
November 2003 - August 2004	4.15	4.61 - 7.78	25	103,750
December 2003 - August 2004	4.10	4.56 - 7.78	7	28,700
January 2004 - August 2004	4.33	4.81 - 7.78	30	129,900
March 2004 - August 2004	5.60	6.23 - 7.78	13	72,800
July 2004 - August 2004	6.28	6.98 - 7.40	91	571,898
August 2004	6.66	7.40	7	46,620
			862	2,275,468
Less: Par value of ordinary shares				(862,000)
Share premium				1,413,468

24. DEFERRED TAXATION

	Group 2005 RM	Group 2004 RM
At 1 September	**6,918,000**	4,754,975
Recognised in the income statement (Note 8)	**3,144,255**	2,163,025
At 31 August	**10,062,255**	6,918,000
Represented after appropriate offsetting as follows:		
Deferred tax assets	**(12,343,099)**	(8,023,000)
Deferred tax liabilities	**22,405,354**	14,941,000
	10,062,255	6,918,000

The components and movements of deferred tax liabilities/(assets) of the Group during the financial year prior to offsetting are as follows:

	Accelerated Capital Allowances RM	Unutilised Reinvestment Allowance RM	Total RM
At 1 September 2003	11,801,975	(7,047,000)	4,754,975
Recognised in the income statements	3,139,025	(976,000)	2,163,025
At 31 August 2004	14,941,000	(8,023,000)	6,918,000
Recognised in the income statements	7,464,354	(4,320,099)	3,144,255
At 31 August 2005	22,405,354	(12,343,099)	10,062,255

Deferred tax assets have not been recognised in respect of the following item:

	Group 2005 RM	Group 2004 RM
Unutilised reinvestment allowances	**5,121,343**	–

25. RETAINED PROFITS

As at 31 August 2005, the Company has tax exempt profits available for distribution of approximately RM15,414,000 (2004: RM20,940,000), subject to the agreement of the Inland Revenue Board.

The Company has sufficient tax credit under Section 108 of the Income Tax Act 1976 and the balance in the tax-exempt income account to frank the payment of dividends out of its entire retained profits as at 31 August 2005.

26. ISLAMIC COMMERCIAL PAPERS/MEDIUM TERM NOTES

During the financial year, the Company proposes to issue Murabahah/Ijarah commerical papers and medium term notes as follows:

(a) RM100 million Murabahah Commercial Papers ("CP")

The CP facility has an availability period of 7 years from the date of the first issue under the CP programme. CP are issued at discount to face value and had a maturity period of 1 (one), 2 (two), 3 (three), 6 (six), 9 (nine) or 12 (twelve) months. The profit rates are determined on the formula specified in the rules of fully automated system for tendering of private debt securities ("FAST") issued by Bank Negara Malaysia ("BNM").

(b) RM100 million Murabahah Medium Term Notes ("MTN")

The MTN facility has an availability period of 15 years from the date of the first issue under the MTN programme. MTN are issued at par or at discount to face value and had a maturity period of more than 1 year to not more than 15 years. The profit rates are determined on the formula specified in FAST rules issued by BNM.

The CP and MTN are secured by an assignment of the Finance Service Reserve Account.

The proceeds from the CP and MTN will be utilised to part finance the Group's capital expenditure for the new factories and purchase of plant and equipment; to meet the working capital requirements; and to refinance some existing credit facilities of the Group.

On 4 October 2005, the Securities Commission approved the proposed Islamic CP and MTN.

27. COMMITMENTS

	Group	
	2005	**2004**
	RM	**RM**
Capital expenditure:		
Approved and contracted for	**12,546,000**	20,749,000

28. SIGNIFICANT RELATED PARTY TRANSACTIONS

	Company	
	2005	**2004**
	RM	**RM**
Gross dividends from subsidiaries	**14,800,000**	12,200,000
Management fees from subsidiaries	**334,000**	334,000

The directors are of the opinion that the transactions above have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

29. CONTINGENT LIABILITIES

	Company	
	2005	2004
	RM	RM
Corporate guarantee issued to financial institutions for credit facilities granted to subsidiaries (unsecured)	**137,719,434**	32,513,140

Save as disclosed below, the Group is not engaged in any litigation, either as plaintiff or defendant, which may have a material effect on the financial positio of the Group.

(i) On 8 November 2000, Top Glove Sdn. Bhd. ("TGSB"), a subsidiary of the Company was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. ("SGM") claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". The Company's appointed solicitors, have opined that SGM's case against the TGSB is weak and unlikely to succeed.

TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure the Company.

To date, the learned Judge was not in favour of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 15 November 2005 for mention for pre-trial case management pending a decision on an application for Further and Better Particulars on this suit by the Company as set out below.

The court had also fixed 16 May 2005 for hearing of an application by the Company for Further and Better Particulars on the above suit. This date was extended to 2 August 2005 and subsequently heard on 13 September 2005 and the said application was fixed for decision on 11 October 2005. The matter however was not listed before the court on 11 October 2005, pursuant to which the solicitors in charge were given to understand by the court that a decision date will be fixed by the court upon the file being located.

(ii) TGSB had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB among others is claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No. 22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had, with mala fide, distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its quaterly reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in the years 2000 and 2001. The commencement of these legal proceedings was announced by the Company to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and the TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include the Company as an additional plaintiff and Supermax Corporation Berhad as an additional defendant. The matter was heard on 28 September 2005 and a decision was scheduled to be given on 14 October 2005 but the matter has been deferred to another date which has yet to be fixed by the court.

29. CONTINGENT LIABILITIES *(CONT'D)*

SGM had filed an application to strike out TGSB's claim. This matter was also heard on 28 September 2005 and a decision scheduled to be given on 14 October 2005 but the matter has been deferred to another date which has yet to be fixed by the court.

30. SUBSEQUENT EVENT

Subsequent to the financial year, the wholly owned subsidiary of the Company, TGSB had incorparated a new company, Great Glove (Xinghua) Co. Ltd. ("Great Glove China") in The People's Republic of China with an authorised capital of USD10.05 million or approximately RM38,190,000 and initial paid up capital of USD3 million or approximately RM11,400,000. The intended principal activity of Great Glove China is manufacturing and trading of disposable gloves.

31. FINANCIAL INSTRUMENTS

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, credit and liquidity risks.

(a) Interest Rate Risk

The Group's primary interest rate risk relates to interest-bearing debt, as the Group had no substantial long-term interest-bearing assets as at 31 August 2005. The investments in financial assets are mainly short term in nature and they are not held for speculative purposes but have been mostly placed in fixed deposits.

The Group manages its interest rate exposure by maintaining a prudent mix of fixed and floating rate borrowings. The Group actively reviews its debt portfolio, taking into account the investment holding period and nature of its assets. This strategy allows it to capitalise on cheaper funding in a low interest rate environment and achieve a certain level of protection against rate hikes.

The information on maturity dates and effective interest rates of financial assets and liabilities are disclosed in their respective notes.

(b) Foreign Exchange Risk

The Group is exposed to various currencies especially in United States Dollars, Thailand Baht and Chinese Renminbi. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures.

Foreign exchange exposures in transactional currencies other than functional curencies of the operating entities are kept to an acceptable level.

Material foreign currency transaction exposures are hedged, mainly with derivative financial instruments such as forward foreign exchange contracts.

31. FINANCIAL INSTRUMENTS *(CONT'D)*

The net unhedged financial assets and financial liabilities of the Group companies that are not denominated in their functional currencies are as follows :

Functional Currency of Group Companies	Net Financial Assets/(Liabilities) Held in Non-Functional Currency			
	Thai Baht RM	United States Dollar RM	United States Dollar RM	Total RM
At 31 August 2005 :				
Ringgit Malaysia	–	(2,041,980)	–	(2,041,980)
Thai Baht	–	9,486,448	38,695	9,525,143
Chinese Renminbi	–	6,368,580	–	6,368,580
	–	13,813,048	38,695	13,851,743
At 31 August 2004 :				
Ringgit Malaysia	(1,025,457)	(7,203,508)	–	(8,228,965)
Thai Baht	–	9,291,652	–	9,291,652
Chinese Renminbi	–	2,540,216	–	2,540,216
	(1,025,457)	4,628,380	–	3,602,903

As at balance sheet date, the Group had entered into United States Dollars forward foreign exchange contracts with notional amount of RM156,334,120 (2004 : RM385,397,250) to hedge anticipated sales.

The net unrecognised gains as at 31 August 2005 on forward contracts used to hedge anticipated sales which are expected to occur during the next twelve months amounted to RM944,480 (2004 : RM1,597,250) and are deferred until the related sales occur, at which time they will be included in the measurement of the sales.

(c) Credit Risk

Credit risks or the risk of customers defaulting are minimised and monitored via strictly limiting the Group's associations to business partners with high creditworthiness. Trade receivables are monitored on an ongoing basis via Group management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

(d) Liquidity

The Group manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all repayment and funding needs are met. As part of its overall prudent liquidity management, the Group maintains sufficient levels of cash or cash convertible investments to meet its working capital requirements. In addition, the Group strives to maintain available banking facilities of a reasonable level to its overall debt position. As far as possible, the Group raises committed funding from financial institutions and prudently balances its portfolio with some short term funding so as to achieve overall cost effectiveness.

31. FINANCIAL INSTRUMENTS *(CONT'D)*

(e) Fair Values

The carrying amounts of financial assets and liabilities of the Company at the balance sheet date approximated their fair values except for the followings:

	Note	Carrying Amount RM	Fair Value RM
Financial Assets			
At 31 August 2005			
Due from a subsidiary		**60,416,042**	*
Due from subsidiaries		**19,884,948**	*
At 31 August 2004			
Due from a subsidiary		53,908,646	*
Due from subsidiaries		20,480,948	*

**It is not practicable to estimate the fair value of the amount due from subsidiaries due principally to a lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs.*

32. SEGMENTAL INFORMATION

(a) Primary reporting segment - Geographical segments

The Group operates in four principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 August 2005

	Malaysia RM	Thailand RM	The People's Republic of China RM	Others RM	Eliminations RM	Consolidated RM
Revenue						
External sales	479,483,892	74,979,721	55,494,615	31,868,892	–	641,827,120
Inter-segment sales	23,752,668	23,229,916	25,162,398	–	(72,144,982)	–
Total revenue	503,236,560	98,209,637	80,657,013	31,868,892	(72,144,982)	641,827,120
Result						
Profit from operations	60,310,390	1,266,714	7,793,319	1,056,418		70,426,841
Finance costs, net						(4,681,591)
Taxation						(7,568,234)
Profit after taxation						58,177,016
Minority interests						(36,418)
Net profit for the year						58,140,598
Assets						
Segment assets	350,863,900	76,213,852	50,787,334	23,314,072		501,179,158
Goodwill arising from consolidation						5,324,691
						506,503,849
Liabilities						
Segment liabilities	199,908,413	45,328,309	36,431,760	8,800,406		290,468,888
Other information						
Capital expenditure	84,279,652	33,247,625	8,568,997	9,931,783		136,028,057
Depreciation	14,782,467	2,531,656	1,213,979	91,756		18,619,858

31 August 2004

	Malaysia RM	Thailand RM	The People's Republic of China RM	Others RM	Eliminations RM	Consolidated RM
Revenue						
External sales	329,704,030	56,904,201	8,941,906	22,582,983	–	418,133,120
Inter-segment sales	14,193,866	21,804,743	6,056,336	–	(42,054,945)	–
Total revenue	343,897,896	78,708,944	14,998,242	22,582,983	(42,054,945)	418,133,120

32. SEGMENTAL INFORMATION *(CONT'D)*

	Malaysia RM	Thailand RM	The People's Republic of China RM	Others RM	Consolidated RM
Result					
Profit/(loss) from operations	43,494,459	3,203,677	(142,224)	472,253	47,028,165
Finance costs, net					(1,838,049)
Taxation					(5,245,627)
Profit after taxation					39,944,489
Minority interests					(409,996)
Net profit for the year					39,534,493
Assets					
Segment assets	232,481,951	41,863,320	27,217,603	8,551,590	310,114,464
Goodwill arising from consolidation					5,330,496
					315,444,960
Liabilities					
Segment liabilities	116,977,007	21,953,252	13,604,413	244,117	152,778,789
Other information					
Capital expenditure	50,809,106	2,994,879	3,591,101	148,053	57,543,139
Depreciation	10,871,751	1,779,767	839,433	47,556	13,538,507

(b) Secondary reporting segment -Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

List Of Properties

The landed properties owned by the Top Glove as at 31 August 2005 are set out below:

	PARTICULARS OF PROPERTY	DATE OF ACQUISITION(A)/ REVALUATION(R)	AGE OF BUILDING (YEARS)	TENURE	DESCRIPTION/ EXISITING USE	LAND AREA/ BUILD-UP AREA	AUDITED NET BOOK VALUE AS AT 31.8.2004 (RM)
Top Glove Sdn Bhd 18,Jalan Mempari 10, Taman Bayu, Batu5½, Jalan Meru, Klang	HS (M) 15256, PT 8368, Mukim of Kapar, District of Selangor	23/10/97 (A)	8	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	115,700
36,Jalan Mempari 1, Taman Bayu, Batu 5½, Jalan meru, Klang	HS (M) 15297, PT 8411, Mukim of Kapar, District of Selangor	13/2/98 (A)	7	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	113,398
11, Jalan Mempari 11, Taman Bayu, Batu 5½, Jalan Meru, Klang	HS (M) 15238, PT 8349 HS (M) 15238, PT 8445 Mukim of Kapar, District of Selangor	15/9/97 (A)	8	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	107,639
Lot 4968, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	EMR 6629, Lot 4968, Mukim of Kapar, District of Klang and State of Selangor.	13/10/93 (A)	11	Freehold	Factory / Glove manufacturing	3 acres / 66,980 square feet	5,791,687
4, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang	HS (M) 10354, PT 15485, Mukim of Kapar, District of Selangor	29/7/95 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,640 square feet/1,400 square feet	86,485
6, Jalan Seri Kenangan 8, Taman Meru 3, Meru 41050 Klang	HS (M) 10355, PT 15486 Mukim of Kapar District of Selangor	29/7/95 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,640 square feet/1,400 square feet	86,485
23, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang	HS (M) 10314, PT 15442, Mukim of Kapar District of Selangor	23/5/96 (A)	9	Freehold	Terrace house/ Accommodation for staff	1,608 square feet/1,350 square feet	108,612
22, Jalan Mempari 1, Taman Bayu, Batu 5½, Jalan Meru Klang	HS (M) 15304, PT 8419, Mukim of Kapar District of Selangor	15/9/97 (A)	8	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/1,100 square feet	116,036
Lot 5987, Jalan Teratai Batu 5, Off Jalan Meru, 41050 Klang	EMR 8780, Lot No 5987 Mukim of Kapar District of Klang	18/4/96 (A)	5	Freehold	Factory / Glove manufacturing	2.8 acres/ 57,250 square feet	3,583,748
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	G.M. 2143, Lot No 4969 Mukim of Kapar, District of Klang	11/10/00 (A)	3	Freehold	Factory & Office Building	3 acres	8,045,012
Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak	Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak	22/11/99 (A)	17	Leasehold (expiring on: Lot 18-30.9.2072 Lot 2728.12.2063 Lot 38-23.12.2069 Lot 57-1.10.2064)	Factory / Glove manufacturing	31,192 square feet/ 197,675 square feet	11,484,649
Lot 4960, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	GM 2326, Lot No. 4960, Mukim of Kapar, District of Klang, State of Selangor	24/09/03 (A)	2 months	Freehold	Vacant	3 acres	7,400,239
Lot 4970, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	HS(M) 19530-19545, PT Nos. 26095-26110, Mukim of Kapar, District of Klang, State of S'gor	20/11/03 (A)	2	Freehold	Factory/Glove manufacturing	3 acres/	7,139,853
Lot 4967, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	GM 5584, Lot No. 4967, Mukim of Kapar, District of Klang, State of Selangor	19/03/04 (A)	1	Freehold	Factory/Glove manufacturing	67,924 square feet	7,368,516
Lot 5104, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang	GM 5064, Lot No. 5104, Mukim of Kapar, District of Klang, State of Selangor	29/03/04 (A)	N/A	Freehold	Vacant	3 acres	1,446,825
Lot 4975, Jalan Teratai, Batu 6 1/2, Off Jalan Meru, 41050 Klang	GM 626, Lot No. 4975, Mukim of Kapar, District of Klang, State of Selangor	05/05/04 (A)	N/A	Freehold	Vacant	3 acres	1,079,537
21, Jalan Mempari 11, Taman Bayu, Batu 5½, Jalan Meru, Klang	HS(M) 15324, PT 8441, HS(M) 15242, PT 8353, Mukim of Kapar, District of Klang.	12/05/05 (A)	3 months	Freehold	Terrace house/ Accommodation for staff	3 acres	130,344
37, Jalan Mempari 1, Taman Bayu, Batu 5½, Jalan Meru, Klang	HS (M) 18522, PT 24689, Mukim of Kapar, District of Klang	12/05/05 (A)	3 months	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	148,598
6, Jalan Sg. Binjai, Klang	HS (M) 26112 PT 39636, Mukim Kapar, District of Klang	21/03/05 (A)	5 months	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	154,458

List Of Properties
(cont'd)

The landed properties owned by the Top Glove as at 31 August 2005 are set out below:

	PARTICULARS OF PROPERTY	DATE OF ACQUISITION(A)/ REVALUATION(R)	AGE OF BUILDING (YEARS)	TENURE	DESCRIPTION/ EXISITING USE	LAND AREA/ BUILD-UP AREA	AUDITED NET BOOK VALUE AS AT 31.8.2004 (RM)
21, Jalan Sesenduk 20, Off Taman Meru Jaya, 41050 Klang	HS (M) 22145, No. PT 29907, Mukim Kapar, District of Klang	13/05/05 (A)	3 months	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	159,087
23, Jalan Sesenduk 20, Off Taman Meru Jaya, 41050 Klang	HS (M) 22146, No. PT 29908, Mukim Kapar, District of Klang	13/05/05 (A)	3 months	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	159,087
27, Lorong Tempinis 1, Pekan Meru, 42200 Klang	HS (M) 3773, PT 1286, Mukim of Kapar, District of Klang	25/05/05 (A)	3 months	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	129,332
57, Jalan Sesenduk 5, Taman Meru Utama, 41050 Klang	GM 7330, Lot No 43375, Mukim Kapar, District of Klang	19/07/05 (A)	1 month	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	158,656
51, Jalan Sesenduk 5, Taman Meru Utama 41050 Klang	GM 7327, Lot No 43372, Mukim Kapar, District of Klang	19/07/05 (A)	1 month	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	158,656
67, Jalan Sesenduk 6, Taman Meru Utama, 41050 Klang	GM 7311, Lot No 43353, Mukim Kapar, District of Klang	19/07/05 (A)	1 month	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	148,449
65, Jalan Sesenduk 6, Taman Meru Utama, 41050 Klang	GM 7310, Lot No 43352, Mukim Kapar, District of Klang	19/07/05 (A)	1 month	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	148,449
Lot 4947, Jalan Teratai, Batu 5½, Off Jalan Meru, 41050 Klang	GM 5101, Lot No 4947, Mukim of Kapar, District of Klang, State of Selangor Darul Ehsan.	23/11/04 (A)	N/A	Freehold	Vacant	Terrace house/ Accommodation for staff	2,085,950
Lot 4991, Jalan Teratai, Batu 5½, Off Jalan Meru, 41050 Klang	GM 1617, Lot 4991, Mukim of Kapar, District of Klang	19/10/04 (A)	N/A	Freehold	Vacant	3 acres	2,370,028
Lot 4908, Jalan Teratai, Batu 5½, Off Jalan Meru, 41050 Klang	EMR No. 6605, Lot No 4908, Mukim of Kapar, District of Klang	08/07/97 (A)	1	Freehold	Hostel/ Accommodation for workers	3 acres	2,276,029
TG Medical Sdn Bhd Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang	EMR 6510, Lo No 5091, Mukim of Kapar, District of Klang, State of Selangor	8/5/98 (A)	7	Freehold	Factory / Glove manufacturing	3 acres/ 68,490 square feet	5,969,067
19, Jalan Mempari 11, Batu 5½, Jalan Meru, Klang	HS (M) 15241, PT No 8352, HS (M) 15325, PT No 8442, Mukim of Kapar, District of Selangor	25/10/95 (A)	7	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	106,911
Lot 5972 & 5974, Jalan Teratai, Batu 5, Jalan Meru, 41050 Klang	EMR 8769, Lot 5972 & 5974, Mukim of Kapar, District of Klang, State of Selangor	1/7/99 (A)	4	Freehold	Factory / Glove manufacturing	Approx 1.7935 acres/ 47,200 square feet	3,996,164
TopGlove Engineering Sdn Bhd Lot 5987, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan	EMR 8780, Lot No 5987, Mukim of Kapar, District of Klang, State of Selangor	18/4/96 (A)	5	Freehold	Factory / Glove Manufacturing	2.8 acres/ 57,250 square feet	2,106,872
Top Glove Medical (Thailand) Co Ltd 188, Moo 5, Karnchanawanich Road Tambon Sumnukgarm Sadao, Songkhla 90320 Thailand	Nor Sor 3 Kor No. 2655, Tambon Sumnukgarm Ampur Sadao Songkhla, Thailand	5/10/01 (A)	3	Freehold	Factory & Office Building	Approx 16.06 acres	7,014,655 (Thai Baht 76,819,591)
Top Glove (ZhangJiaGang) Co Ltd 3, Xitang Road, Xizhang Town, ZhangJiaGang, 215614 Jiang Su, China	No. 21-7-14, Zhangjiagang City, Xizhang Town, West Road, Southern Side.	10/09/02 (A)	3	Leasehold (Expiring on 01.06.2052)	Factory & Office Building	Approx 607,143 square feet	7,103,860 (RMB15,682,845)
TG Medical (U.S.A) INC., 165-167 North Aspan Avenue, Azusa , CA 91702	Ssessor's ID # 8615 018 010 05 000	31/03/05 (A)	5 months	Freehold	Warehouse & Office Building	Approx 47,896 sq ft/ 25,878 sq ft	9,824,142 (USD2,604,491)

Analysis Of Shareholdings

As At 30 September 2005

Authorised Share Capital	:	**RM200,000,000**
Issued and Fully Paid-Up Capital	:	**RM94,319,300***
Class of Shares	:	**Ordinary Shares of RM0.50 each**
Voting Rights	:	**One vote per ordinary share**

DISTRIBUTION OF SHAREHOLDERS

Size of Holdings	No. of Holders	%	No. of Shares	%
1 - 99	187	13.00	8,768	–
100 - 1,000	310	21.54	234,412	0.12
1,001 - 10,000	688	47.81	2,750,900	1.46
10,001 - 100,000	170	11.81	4,778,176	2.53
100,001 - 9,431,929 (less than 5% of Issued Shares)	79	5.49	85,936,346	45.56
9,431,930 (5% Issued Shares) and above	5	0.35	94,929,998	50.32
	1,439	100	188,638,600	100

* *The Information on Distribution of Shareholders, List of Substantial Shareholders, Directors' Shareholdings and List of Thirty Largest Securities Accounts Holders is tabulated based on Top Glove Corporation Berhad's ("Top Glove" or "Company") Record of Depositors as at 30 September 2005 with a paid-up share capital of 188,638,600 ordinary shares of RM0.50 each.*

Top Glove had on 27 September 2005 allotted 227,500 ordinary shares of RM0.50 each pursuant to the execise of Options by the Company's eligible employees and these ordinary shares were granted listing and quotation by Bursa Malaysia Securities Berhad on 11 October 2005.

LIST OF SUBSTANTIAL SHAREHOLDERS

The Substantial Shareholders of Top Glove based on the Register of Substantial Shareholders of the Company and their respective shareholdings are as follows:-

No.		No. of Ordinary Shares Held Direct	%	Indirect	%
1.	Dato ' Dr. Lim, Wee-Chai	58,788,358	31.16	29,166,702*	15.46
2.	Datin Tong Siew Bee	3,284,196	1.74	84,670,864**	44.88
3.	Lim Hooi Sin	4,979,130	2.64	82,975,930***	43.99
4.	Lim Quee Choo	2,188,478	1.16	85,766,582****	45.47
5.	Top Glove Holding Sdn. Bhd.	18,714,898	9.92	–	–
6.	United Gloves Sdn. Bhd.	9,707,970	5.15	–	–
7.	Mayban Trustees Berhad for Public Ittikal Fund	10,262,400	5.44	–	–
8.	The Overlook Partners Fund LP	11,284,400	5.98	–	–

Note :

* *Deemed interested through Datin Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

*** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

**** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Mr. Lim Hooi Sin and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

DIRECTORS' SHAREHOLDINGS

The Directors' Shareholdings of Top Glove based on the Register of Directors' Shareholdings are as follows:-

No.		No. of Ordinary Shares Held			
		Direct	%	Indirect	%
1.	Dato' Dr. Lim, Wee-Chai	58,788,358	31.16	29,166,702*	15.46
2.	Datin Tong Siew Bee	3,284,196	1.74	84,670,864**	44.88
3.	Lim Hooi Sin	4,979,130	2.64	82,975,930***	43.99
4.	Sekarajasekaran A/L Arasaratnam	7,567,978	4.01	–	–
5.	Lau Boon Ann	196,400	0.10	–	–
6.	Haji Shahadan Bin Haji Abd Manas	276,400	0.15	–	–
7.	Tan Sri Datuk (Dr) Arshad Bin Ayub	2,357,000	1.25	–	–
8.	Lee Kim Meow (Also Alternate Director to Lim Hooi Sin)	617,012	0.33	–	–
9.	Quah Chin Chye	–	–	–	–

Note :

* *Deemed interested through Datin Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

*** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

LIST OF THIRTY LARGEST SECURITIES ACCOUNTS HOLDERS

No.	Names	Shareholdings	%
1.	Dato' Dr. Lim, Wee-Chai	43,566,034	23.09
2.	Top Glove Holding Sdn. Bhd.	15,546,840	8.24
3.	Dato' Dr. Lim, Wee-Chai	14,270,324	7.56
4.	HSBC Nominees (Asing) Sdn. Bhd. *- HSBC-FS for The Overlook Partners Fund LP*	11,284,400	5.98
5.	Mayban Nominees (Tempatan) Sdn. Bhd. *- Mayban Trustees Berhad for Public Ittikal Fund*	10,262,400	5.44
6.	United Gloves Sdn. Bhd.	7,707,970	4.09
7.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Islamic Equity Fund*	4,663,200	2.47
8.	EB Nominees (Tempatan) Sendirian Berhad *- Pledged Securities Account for Sekarajasekaran A/L Arasaratnam*	4,400,000	2.33
9.	Employees Provident Fund Board	4,278,600	2.27

LIST OF THIRTY LARGEST SECURITIES ACCOUNTS HOLDERS (CONT'D)

No.	Names	Shareholdings	%
10.	HSBC Nominees (Asing) Sdn. Bhd. *- MSCOIL for ARN Asian Enterprise Fund Limited*	3,821,200	2.03
11.	Lim Hooi Sin	3,141,726	1.67
12.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Smallcap Fund*	2,870,160	1.52
13.	Sekarajasekaran A/L Arasaratnam	2,767,978	1.47
14.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Equity Fund*	2,716,000	1.44
15.	Mayban Nominees (Tempatan) Sdn. Bhd. *- Mayban Trustees Berhad for Public Regular Savings Fund*	2,698,200	1.43
16.	Datin Tong Siew Bee	2,088,218	1.11
17.	Top Glove Holding Sdn. Bhd.	2,076,058	1.10
18.	Citigroup Nominees (Asing) Sdn. Bhd. *- Citibank Singapore Global Window for Savers Malaysia Fund*	2,009,000	1.06
19.	HSBC Nominees (Tempatan) Sdn. Bhd. *- Pledged Securities Account for United Gloves Sdn. Bhd.*	2,000,000	1.06
20.	Malaysian Assurance Alliance Berhad *- Equity Investments Department*	1,900,000	1.01
21.	Lim Hooi Sin	1,837,404	0.97
22.	HSBC Nominees (Asing) Sdn. Bhd. *- TNTC for APS Growth Fund*	1,661,400	0.88
23.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Savings Fund*	1,532,800	0.81
24.	Lim Quee Choo	1,389,770	0.74
25.	Tan Sri Datuk (Dr) Arshad Bin Ayub	1,375,000	0.73
26.	Citigroup Nominees (Asing) Sdn. Bhd. *- CB LDN for Stichting Shell Pensioenfonds*	1,321,700	0.70
27.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Islamic Opportunities Fund*	1,300,000	0.69
28.	Cartaban Nominees (Asing) Sdn. Bhd. *- Raffles Nominees for NTUC Income Insurance Co-operative Ltd*	1,200,000	0.64
29.	Manulife Insurance (Malaysia) Berhad	1,200,000	0.64
30.	Datin Tong Siew Bee	1,195,978	0.63

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Seventh Annual General Meeting of the Company will be held at Le Meridien Hotel, 2 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50490 Kuala Lumpur on Wednesday, 11 January 2006 at 10.30 am for the following purposes:-

AGENDA

1. To receive the Audited Financial Statements for the financial year ended 31 August 2005 together with the Reports of the Directors and the Auditors thereon. ***(Resolution 1)***

2. To approve the declaration of the Final Dividend of 6% Tax Exempt and 4% less 28% Malaysian Income Tax for the financial year ended 31 August 2005. ***(Resolution 2)***

3. To approve the payment of Directors' Fees for the financial year ended 31 August 2005. ***(Resolution 3)***

4. To re-elect the following Directors who retire pursuant to Article 94 of the Company's Articles of Association and being eligible, have offered themselves for re-election:-

   (a) Dato' Dr. Lim, Wee-Chai ***(Resolution 4)***
   (b) Mr. Lim Hooi Sin ***(Resolution 5)***

5. To pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 :-

   "That pursuant to Section 129(6) of the Companies Act, 1965, the following Directors who have attained the age of seventy (70) years, be and are hereby re-appointed as Directors of the Company and to hold office until the conclusion of the next Annual General Meeting:-

   (a) Tan Sri Datuk (Dr) Arshad Bin Ayub ***(Resolution 6)***
   (b) Mr. Sekarajasekaran A/L Arasaratnam ***(Resolution 7)***
   (c) Tuan Haji Shahadan Bin Haji Abd Manas ***(Resolution 8)***

6. To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. ***(Resolution 9)***

7. **As Special Business**

   To consider and, if thought fit, with or without any modification, to pass the following resolution as an Ordinary Resolution:-

   Ordinary Resolution
   - Authority To Issue Shares Pursuant To Section 132D Of The Companies Act, 1965

   "THAT subject to Section 132D of the Companies Act, 1965 and approvals of the relevant governmental/ regulatory authorities, the Directors be and are hereby empowered to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit, provided that the aggregate number of shares issued pursuant to this Resolution does not exceed ten per centum (10%) of the issued and paid-up share capital of the Company for the time being; AND THAT the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad; AND THAT such authority shall commence immediately upon the passing of this Resolution and continue to be in force until the conclusion of the next Annual General Meeting of the Company." ***(Resolution 10)***

8. To transact any other ordinary business for which due notice shall have been given.

NOTICE OF DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT the Final Dividend of 6% Tax Exempt and 4% less 28% Malaysian Income Tax in respect of the financial year ended 31 August 2005 will be payable on 14 March 2006 to depositors who are registered in the Record of Depositors at the close of business on 17 February 2006, if approved by Members at the forthcoming Seventh Annual General Meeting on Wednesday, 11 January 2006.

A Depositor shall qualify for entitlement only in respect of:-

(a) Shares transferred into the Depositor's Securities Account before 4 p.m. on 17 February 2006 in respect of ordinary transfers; and

(b) Shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

By Order of the Board

CHUA SIEW CHUAN
(MAICSA 0777689)
Company Secretary

Kuala Lumpur
Dated : 8 November 2005

Explanatory Notes to Special Business:

1. Authority pursuant to Section 132D of the Companies Act, 1965.

   The proposed adoption of the Ordinary Resolution is primarily to give flexibility to the Board of Directors to issue and allot shares at any time in their absolute discretion without convening a general meeting.

Notes:-

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*
2. *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*
3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*
4. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.*

STATEMENT ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING

The Directors who are standing for re-election at the Seventh Annual General Meeting of the Company to be held at Le Meridien Hotel, 2 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50490 Kuala Lumpur on Wednesday, 11 January 2006 at 10.30 am are as follows:

Name of Directors	Details of Attendance at Board Meeting	Details of Individual Director and other Disclosure Requirements
Dato' Dr. Lim, Wee-Chai (Article 94 of the Company's Articles of Association)	Refer to page 29 of the Annual Report.	Refer to page 10 of the Annual Report.
Mr. Lim Hooi Sin (Article 94 of the Company's Articles of Association)	Refer to page 29 of the Annual Report.	Refer to page 12 of the Annual Report.
Tan Sri Datuk (Dr) Arshad Bin Ayub (Section 129 (6) of the Companies Act, 1965)	Refer to page 29 of the Annual Report.	Refer to page 11 of the Annual Report.
Mr. Sekarajasekaran a/l Arasaratnam (Section 129 (6) of the Companies Act, 1965)	Refer to page 29 of the Annual Report.	Refer to page 13 of the Annual Report.
Tuan Haji Shahadan Bin Haji Abd Manas (Section 129 (6) of the Companies Act, 1965)	Refer to page 29 of the Annual Report.	Refer to page 12 of the Annual Report.

FORM OF PROXY

*I/We (full name in capital letters) ______________________ (NRIC/Company No. ______________________)
of (full address) ____ being a
*Member/Members of TOP GLOVE CORPORATION BERHAD ("the Company"), do hereby appoint (full name in capital letters)
(NRIC No. ____) of (full address)

____

or failing *him/her, (full name in capital letters) ______________________ (NRIC No.____________) of (full address)

____

or failing *him/her, *the CHAIRMAN OF THE MEETING, as *my/our proxy to attend and vote for *me/us, and on *my/our behalf at the Seventh Annual General Meeting of the Company to be held at Le Meridien Hotel, 2 Jalan Stesen Sentral, Kuala Lumpur Sentral, 50490 Kuala Lumpur on Wednesday, 11 January 2006 at 10.30 am and at any adjournment thereof.

Please indicate with an "X" in the spaces provided below how you wish your votes to be casted. If no specific direction as to voting is given, the Proxy will vote or abstain from voting at his/her discretion.

Resolution Nos.	Resolutions	For	Against
1	To receive the Audited Financial Statements for the financial year ended 31 August 2005 together with the Reports of the Directors and the Auditors thereon.		
2	To approve the declaration of the final dividend of 6% Tax Exempt and 4% less 28% Malaysian Income Tax for the financial year ended 31 August 2005.		
3	To approve the payment of Directors' Fees for the financial year ended 31 August 2005.		
4	To re-elect the Director, Dato' Dr. Lim, Wee-Chai who retires pursuant to Article 94 of the Company's Articles of Association.		
5	To re-elect the Director, Mr. Lim Hooi Sin who retires pursuant to Article 94 of the Company's Articles of Association.		
6	To re-elect the Director, Tan Sri Datuk (Dr) Arshad Bin Ayub who retires pursuant to Section 129 (6) of the Companies Act, 1965.		
7	To re-elect the Director, Mr. Sekarajasekaran a/l Arasaratnam who retires pursuant to Section 129 (6) of the Companies Act, 1965.		
8	To re-elect the Director, Tuan Haji Shahadan Bin Haji Abd Manas who retires pursuant to Section 129 (6) of the Companies Act, 1965.		
9	To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.		
10	**As Special Business** Ordinary Resolution Authority to issue shares pursuant to Section 132D of the Companies Act, 1965.		

* *Strike out whichever not applicable.*

Signed on this________________ day of_____________ 2005/2006

Number of Shares held	CDS Account No.

Signature of Member/Common Seal

Notes:

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*
2. *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*
3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*
4. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela,*

FOLD HERE

Stamp

The Company Secretary

The Glove Corporation Berhad (474423-x)
Level 7, Menara Milenium,
Jalan Damanlela, Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur, Malaysia.

FOLD HERE

TOP GLOVE CORPORATION DIRECTORY

AWARDED
ISO 9001

CORPORATE OFFICE & FACTORY 9


F9

Address : LOT 4969, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA

Websites : www.topglove.com.my
http://topglove.asiaep.com

Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) tgmed@po.jaring.my
(iii) topg@po.jaring.my


TOP GLOVE
F2

FACTORY 2
LOT 4968, JALAN TERATAI, BATU 6,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410


TOP GLOVE
F3

FACTORY 3
LOT 5091, JALAN TERATAI, BATU 5,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 7880 / 7350
Fax : 603-3392 7229 / 9160


F4

FACTORY 4
LOT 5987, JALAN TERATAI, BATU 5,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 8588 / 8996
Fax : 603-3392 6788


TOP GLOVE
F5

FACTORY 5
LOT 18, 27, 38 & 57
MEDAN TASEK, KAWASAN
PERINDUSTRIAN TASEK,
31400 IPOH, PERAK D.R. MALAYSIA
Tel : 605-546 6360 / 547 9271
Fax : 605-547 8975


F6

FACTORY 6
180/3, M. 7, SRISONTHON RD. A,
THALANG, PHUKET 83110,
THAILAND
Tel : 6676-272572 / 272573
Fax : 6676-325354


TOP GLOVE

FACTORY 7
188, MOO 5,
KARNCHANAWANICH RD.
TAMBON, SUMNUKGRAM, SADAO,
SONGKHLA, 90320 THAILAND
Tel : 6674-410000
Fax : 6674-410008



FACTORY 8
3, XITANG ROAD,
XIZHANG TOWN
ZHANGJIAGANG CITY,
JIANGSU PROVINCE 215614, CHINA
Tel : 86-512-5842 2860
Fax : 86-512-5842 2870


TOP GLOVE

FACTORY 10
LOT 4970, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410


TOP GLOVE

FACTORY 11
LOT 4967, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1899
Fax : 603-3363 5771


TOP GLOVE

FACTORY 12
LOT 4960, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 3375
Fax : 603-3392 5200

USA MARKETING OFFICE
TG MEDICAL (U.S.A.) INC., 9517E, RUSH STREET,
UNIT B, SOUTH EL MONTE, CA 91733.
Tel : 1-626 448 4445
Fax : 1-626 448 4447
E-mail : topglove@topgloveusa.com



18 Billion
Gloves per annum*



7,500
Employees*



200
Production Lines*



12
Factories*

Always Staying At The Top

* By December 2005



North America
Europe
Asia
Middle East
Latin America
Africa
Oceania

The World Is Our Market

TOP GLOVE CORPORATION BERHAD (474423-X)

Lot 4969, Jalan Teratai,
Batu 6, Off Jalan Meru,
41050 Klang,
Selangor Darul Ehsan, Malaysia.

Websites : http://www.topglove.com.my
http://topglove.asiaep.com

Tel : 603- 3392 1992/ 1905
Fax : 603- 3392 1291/ 8410
E-mail : top@topglove.com.my
topg@po.jaring.my

TOP GLOVE
AWARDED ISO 9001